As filed with the Securities and Exchange Commission on June 9, 2004
Registration No. 333-115819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jo-Ann Stores, Inc.

(and certain subsidiaries identified in footnote(*) below)

(Exact Name of Registrant as Specified in Its Charter)

Ohio	5949	34-0720629
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5555 Darrow Road

Hudson, Ohio 44236
(330) 656-2600
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Valerie Gentile Sachs

5555 Darrow Road
Hudson, Ohio 44236
(330) 656-2600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

copies to:

Daniel T. Young

Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Offering	Aggregate	Amount of
Securities To Be Registered	Registered(1)	Price Per Unit(2)	Offering Price	Registration Fee(3)

7.50% Senior Subordinated Notes due 2012	$100,000,000	100%	$100,000,000	$12,670

Guarantees of senior subordinated notes(4)	(4)	—	(4)	(4)

(1)	Represents the maximum principal amount at maturity of 7.50% Senior Subordinated Notes due 2012 that may be issued pursuant to the exchange offer described in this registration statement.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933.

(3)	Calculated by multiplying .00012670 by the proposed maximum aggregate offering price.

(4)	Guarantees by the co-registrants named herein of the senior subordinated notes referred to above are being registered. No additional consideration will be received for the guarantees. Pursuant to Rule 457(n) of the Securities Act of 1933, no additional filing fee is required in connection with such guarantees.

(*)	The following subsidiaries of Jo-Ann Stores, Inc. are co-registrants for the purpose of providing guarantees of payments of the senior subordinated notes registered hereunder and are organized under the laws of the state, and have the I.R.S. employer identification number, as indicated.

TABLE OF CO-REGISTRANTS

	State of Incorporation	I.R.S. Employer
Name	or Organization	Identification Number

Jo-Ann Stores Supply Chain Management, Inc.	Ohio	34-0819987
FCA of Ohio, Inc.	Ohio	34-1780524
House of Fabrics, Inc.	Delaware	95-3426136
Team Jo-Ann, Inc.	Ohio	34-1906285

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

[JO-ANN STORES LOGO]

Exchange Offer for

$100,000,000
7.50% Senior Subordinated Notes due 2012

      We are offering to exchange 7.50% senior subordinated notes due 2012 for our currently outstanding 7.50% senior subordinated notes due 2012. The exchange notes are identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture. The principal features of the notes and the exchange offer are as follows:

•	Expires 11:59 p.m., New York City time, on July 9, 2004, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of outstanding notes for exchange notes in the exchange offer will be a tax-free event for United States federal tax purposes.

•	We do not intend to apply for the listing of the exchange notes on any securities exchange or automated quotation system.

      Participating in the exchange offer involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2004.

FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus and the materials incorporated herein by reference that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect our current views of future events and financial performance, involve certain risks and uncertainties. The terms “anticipates,” “plans,” “estimates,” “expects,” “believes” and similar expressions as they relate to us or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are intended to identify such forward-looking statements. Forward-looking statements include, among others, statements in this prospectus regarding our intentions to open new stores, our anticipated capital expenditures, our plans for closing stores, expenditures for a new distribution center and point-of-sale upgrades, anticipated growth in same-store sales and potential improvements in our margins. Our actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to:

•	general economic conditions;

•	changes in customer demand;

•	changes in trends in the fabric and craft industry;

•	seasonality;

•	the availability of merchandise;

•	changes in the competitive pricing for products;

•	the impact of our and our competitors’ store openings and closings;

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•	success in opening new stores;

•	fuel and energy costs;

•	changes in tariff and freight rates;

•	consumer debt levels; and

•	other capital market and geo-political conditions.

      We caution readers not to place undue reliance on these forward-looking statements. We assume no obligation to update any of the forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

      We refer to the term “EBITDA” in various places in this prospectus. EBITDA is defined by us as net income before interest expense, income tax expense, and depreciation and amortization expense. EBITDA is not a measure of operating performance under generally accepted accounting principles, or GAAP, and should not be considered in isolation nor construed as an alternative to operating profit, net income (loss) or cash flows from operating, investing or financing activities, each as determined in accordance with GAAP. You should also not consider EBITDA as a measure of liquidity. Moreover, since EBITDA is not a measure determined in accordance with GAAP and thus is susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to similarly titled measures presented by other companies. Please see “Summary Financial Data” and “Selected Financial Information” for a more thorough discussion of our use of EBITDA in this prospectus and a reconciliation of EBITDA to cash flow from operations.

MARKET AND INDUSTRY DATA

      Market data used throughout this prospectus, including information relating to our relative position in the fabric and craft specialty industry, is based on the good faith estimates of our management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website located at www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain additional information on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. We maintain a website at www.joann.com. The information contained on our website is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed by us with the Securities and Exchange Commission and any future filings made by us with the Securities and Exchange

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Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until 180 days after the expiration date of the exchange offer:

•	our Annual Report on Form 10-K for our fiscal year ended January 31, 2004;

•	our proxy statement for the 2004 annual meeting of shareholders; and

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2004.

      We will provide copies of these filings to you, without charge, if you write or call us at the following address and telephone number: 5555 Darrow Road, Hudson, Ohio 44236, Attn: Wendy Stewart, Telephone: (330) 656-2600. To obtain timely delivery, you must request the information no later than July 1, 2004, which is five business days before the date by which you much make your investment decision. We will send requested documents by first class mail within one business day of the receipt of the request.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange the outstanding notes for the exchange notes in any jurisdiction except where the exchange is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date hereof.

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SUMMARY

      The summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and may not contain all of the information that is important to you. For a more complete understanding of this exchange offer and before making an investment decision, you should read this entire prospectus, including the “Risk Factors,” and the documents that we have filed with the Securities and Exchange Commission and incorporated by reference in this prospectus. In this prospectus, the words “Jo-Ann Stores, Inc.,” “Jo-Ann Stores,” “Jo-Ann Fabrics and Crafts,” “Jo-Ann,” “the company,” “the Company,” “we,” “our” and “us” refer to Jo-Ann Stores, Inc. and, unless the context requires otherwise, to our wholly owned subsidiaries. Our fiscal year ends on the Saturday closest to January 31 and refers to the year in which the period ends (e.g., fiscal 2004 ended January 31, 2004).

THE COMPANY

      We are the nation’s largest specialty retailer of fabrics and one of the largest specialty retailers of crafts, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. Our retail stores (operating as Jo-Ann Fabrics and Crafts traditional stores and Jo-Ann superstores) feature a variety of competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, scrapbooking materials, artificial and dried flowers, home accents and finished seasonal merchandise.

      As of January 31, 2004, we operated 892 stores in 47 states (806 traditional stores and 86 superstores). Our traditional stores offer a complete selection of fabric and a convenience assortment of crafts, floral and finished seasonal merchandise. Our traditional stores average 14,400 square feet and generated net sales per store of approximately $1.5 million in fiscal 2004. Our superstores offer an expanded and more comprehensive product assortment than our traditional stores and offer custom framing, floral arrangement and educational programs. Our superstores that were opened prior to fiscal 2003, average 45,000 square feet and generated net sales per store of approximately $6.0 million in fiscal 2004. Our current superstore prototype averages 35,000 square feet and targets sales of $5.25 million in its first year of operation. We opened 13 of these new prototype superstores in fiscal 2004 and we have 14 of the prototype superstores in operation at January 31, 2004.

      Over the past five years, we have invested heavily in our superstore growth and our infrastructure, primarily in the areas of systems and logistics. Major capital expenditures during this period included:

•	implementation of our fully integrated enterprise-wide systems with SAP (“SAP Retail”), which provides us with automated replenishment and perpetual inventory management systems down to the store/item level — installed in fiscal 2001;

•	construction and opening of our distribution center in Visalia, California, our second owned distribution center — completed in fiscal 2002; and

•	opening of 75 of our 86 superstores.

      We believe that our infrastructure investments have improved our operating efficiency and built a strong platform for continued store growth. We have increased net sales, EBITDA and operating profit from $1,381.5 million, $99.4 million and $67.4 million, respectively, in our fiscal year ended January 29, 2000 to $1,734.1 million, $122.3 million and $84.6 million, respectively, in our fiscal year ended January 31, 2004. Through our completed quarter ended January 31, 2004, we have generated positive same-store sales growth for 11 consecutive quarters and over 10 consecutive years.

      Our principal executive offices are located at 5555 Darrow Road, Hudson, Ohio 44236, and our telephone number is (330) 656-2600.

Competitive Strengths

      We believe that we have the following competitive advantages in our industry:

•	Leading Market Share and Brand Recognition. We are the nation’s largest specialty retailer of fabrics and one of the largest specialty retailers of crafts. We have a well-established national brand name. We have two national competitors in the fabric and craft specialty retail industry, one in the fabric segment and one in the craft segment of the industry, with the balance being regional and local operators. Within the fabric industry we are three times larger in terms of net sales than the next largest national competitor. We believe there are only a few competitors with fabric or craft sales exceeding $200 million annually. Among general merchandise retailers, our only significant competitor is Wal-Mart, which continues to offer a limited assortment of fabrics and crafts in its stores.

•	Stable, Recession-Resistant Fabrics and Crafts Industry. We believe that strength in the fabric and craft industry is a product of consolidation in the 1990’s and recession-resistant characteristics of our industry. We were one of the leaders in the consolidation of the fabric industry in the 1990’s, a process which reduced the number of national specialty retailers to two and eliminated excess capacity in the fabric industry. Since our last acquisition in 1998, we have generated net sales growth every year, both in terms of total net sales and same-store sales. We believe stability in our business and our industry is also a function of recession-resistant characteristics. For example, according to a 2002 research study conducted by the Hobby Industry Association, approximately 60% of all U.S. households participated in crafts and hobbies in 2002. While expenditures for such projects are generally discretionary in nature, our average sales ticket during fiscal 2004 was relatively low at $22 in our superstores and $16 in our traditional stores.

•	Loyal Customer Base Supported by Exceptional Customer Service. Our mission is to serve and inspire creativity. We provide a solution-oriented shopping experience with employees who are encouraged to assist customers in creating and completing creative projects. Many of our store level employees are sewing and/or craft enthusiasts, which enables them to provide exceptional customer service. We believe our focus on service contributes to a high proportion of repeat business from our customers. More than 50% of our advertising budget is allocated to our direct mail program targeting approximately three million of our preferred customers. According to a 2002 research study conducted by the Hobby Industry Association, avid customers or enthusiasts, who represent approximately 25% of the participants in this industry, drive almost 80% of industry sales. As a result, we believe our proprietary customer mailing list, which we refresh continuously, is a competitive asset.

•	Diverse Product Selection Managed with State of the Art Enterprise-Wide Inventory Management Systems. We believe that our superstores are uniquely designed to offer a destination location for our customers. We offer over 70,000 SKUs across three broad product categories in our superstores: sewing, crafting and home decorating products, including finished seasonal and floral products. We manage our vast product selection with SAP Retail, which was implemented in fiscal 2001. We believe that our inventory management systems are the most advanced in our industry. From fiscal 2001 through fiscal 2004, we improved our inventory turns from 1.8 to 2.4 times and maintained our in-stock percentage in the mid-90% range. We believe that our inventory management systems provide us with a platform that will drive continuous improvement and support enhanced software applications and functionality.

•	Favorable Real Estate Selection and Management. We believe that our store locations are integral to our success. As a result of our 60-year operating history and more than 15 million square feet of stores under lease, we have developed long-term relationships with real estate developers nationwide and are generally able to negotiate advantageous lease terms. Our stores carry products complementary to other strip center retailers and draw desirable customers to such centers. As we pursue our transformation plan to replace traditional stores with superstores over time, we have been able to build flexibility by reducing the outstanding term of existing traditional store leases through splitting of renewal options or negotiating short-term renewals. We manage our lease exit costs aggressively on traditional stores that we close. Despite closing 245 traditional stores over the last five years as a result of superstore growth and our store rationalization program, we only have six closed store locations today where we have been unable to terminate the lease or sub-let the property. Our remaining lease obligation on these six store properties is $1.4 million.

•	Strong Balance Sheet And Cash Flow Generation. Our debt outstanding at January 31, 2004, after giving effect to the offering of the outstanding notes and our use of the net proceeds therefrom, including the repurchase of our 10 3/8% senior subordinated notes due 2007, is $119.2 million ($101.8 million, net of cash), which represents a debt to total capitalization ratio of approximately 25.8% (and a net debt to total capitalization ratio of approximately 22.9%). We have demonstrated historically an ability to drive significant free cash flow before capital expenditures. Our maintenance capital expenditures have historically averaged $15 to $20 million per year, with the balance of our historical capital expenditures devoted to new store growth and infrastructure investments. During fiscal 2005, we expect to open approximately 30 to 35 new stores, the majority of which will be superstores, and close approximately 70 traditional stores, the majority of which are related to the superstore openings. We also plan to spend a total of $40 million on point-of-sale upgrades in fiscal 2005 through fiscal 2007 and $40 to $45 million to build a third owned distribution center by the end of fiscal 2006. Our growth plans over the next three years, including these infrastructure investments, are expected to be funded by cash flows from operations.

•	Experienced Management Team. Our executive management team has an average of 10 years of fabric and craft industry experience. Our CEO has led our Company since 1985. In addition, our four general merchandise managers collectively have an average of 15 years of fabric, craft and home decorating industry buying experience.

Business Strategy

      We intend to improve our operating performance by opening additional superstores, growing same-store sales and improving margins. Key elements of this business strategy are:

      Open Additional Superstores. Our strategy is to roll out our refined superstore format across the nation. Our research has demonstrated that our customers have a better perception of the quality and pricing of our products when they are presented in our superstore format. We believe that our prototype 35,000 square foot superstore gives us a competitive advantage in the industry. Our superstores provide a unique shopping experience by offering a full creative selection — of sewing, crafting, framing, seasonal, floral and home accessories — all under one roof. We close an average of 1.3 traditional stores for every superstore that we open. Our superstores typically average over three times the revenues of the traditional stores they replaced. In markets where we have opened multiple superstores, we have been able to grow our revenues significantly and, we believe, expand the market size and our share of market. For example, in Phoenix, Arizona, we have replaced seven of the 15 traditional stores in that market with four superstores over the last six years, and we have increased our revenues in that market from $13 million to $38 million. We believe we have an opportunity to replace an additional six traditional stores in that market with superstores and further grow our revenues. We believe we can replicate our performance in Phoenix in the top 100 to 125 markets. As of January 31, 2004, we operated 86 superstores in 19 states.

      Grow Same-Store Sales. Both our traditional stores and superstores present opportunities to improve same-store sales. Our focus in this effort is improving retail advertising, customer loyalty programs and merchandise-driven initiatives. We primarily market via direct mail. We send direct mail circulars to three million customers approximately every two weeks. We believe that we can more efficiently and effectively drive repeat business by fine-tuning our direct mail and newspaper insert promotions. We are committed to frequent updates of the category merchandise presentations in our stores to keep our product offering fresh and compelling to our customers. Our focus is on placing key items at compelling prices on our end-cap displays. Because many of our store team members are sewing and crafting enthusiasts themselves, we also believe we can drive increased sales with knowledgeable customer service and assistance.

      Improve Margins. We believe we can improve gross margins by further reducing our level of clearance and promotional activity, a strategy we successfully executed over the last half of fiscal 2004, through less aggressive use of coupons and tighter seasonal purchase commitments. We believe we can also improve margins by refining our supply chain management and merchandising in our stores. We continually examine our partnerships with our vendors to improve supply chain efficiency. We also continue to explore new product sourcing opportunities or sources through different channels. We continuously monitor store performance to optimize our store portfolio. For stores that have been open for more than one year, we have only six that are not cash flow positive on a four-wall basis today.

Recent Developments

      In a press release dated May 17, 2004, we announced financial results for our fiscal 2005 first quarter ended May 1, 2004. Net income for the quarter totaled $6.7 million, or $0.30 per diluted share, versus net income of $4.1 million, or $0.19 per diluted share last year.

      Net sales for the first quarter increased 8.0% to $404.9 million from $374.8 million in the prior year. Same-store net sales increased 6.6% versus 2.6% for the same period last year.

      We have now completed our financing initiatives for the foreseeable future. Our issuance of $100 million of 7.50% senior subordinated notes was completed early in the first quarter, which enabled us to repurchase the remaining $64.4 million of our 10 3/8% senior subordinated notes, resulting in a $4.2 million charge. In addition, on April 16, 2004, we amended our $365 million bank credit facility, extending the term until April 30, 2009 and reducing the commitment to $350 million.

The Exchange Offer

      On February 26, 2004, we privately placed $100.0 million of 7.50% senior subordinated notes due 2012 in a transaction exempt from registration under the Securities Act of 1933. Each of our wholly-owned subsidiaries guarantee these outstanding notes.

      Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. Under the terms of that agreement, we agreed to file a registration statement for the exchange offer and the exchange notes by May 26, 2004, cause the registration statement to be declared effective by the Securities and Exchange Commission by August 24, 2004, and complete the exchange offer by September 24, 2004. If we do not meet one of these requirements, we must pay additional interest on the outstanding notes until we meet the requirement. In this exchange offer, you may exchange your outstanding notes for the exchange notes. The exchange notes have the same terms as the outstanding notes except that the exchange notes will be registered under the Securities Act of 1933 and will not have registration rights. You should read the discussions under “The Exchange Offer” and “Description of the Notes” for more information regarding the notes to be issued in the exchange offer.

Summary of Terms of Exchange Offer

      The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer” in this prospectus.

The Exchange Offer	We are offering to exchange up to $100.0 million aggregate principal of the exchange notes for up to $100.0 million aggregate principal of the outstanding notes. Outstanding notes may be exchanged only in $1,000 increments.

The terms of the exchange notes are identical in all material respects to the outstanding notes except for transfer restrictions and registration rights relating to the outstanding notes.

Registration Rights Agreement	We sold the outstanding notes to the initial purchasers under an Indenture dated February 26, 2004. Our company, our subsidiaries who guaranteed our obligations under the outstanding notes and the initial purchasers entered into a registration rights agreement which granted the holders of the outstanding notes exchange and registration rights. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

Transferability of Exchange Note	We believe that you will be able to freely transfer the exchange notes without registration or any prospectus delivery requirement. However, broker-dealers who acquire the exchange notes and our affiliates may be required to deliver copies of this prospectus if they resell any exchange notes.

Effect of Not Tendering	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on July 9, 2004, unless we decide to extend the expiration date.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal accompanying this prospectus in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or deliver the letter of transmittal, along with the outstanding notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes pursuant to the exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documentation required by the letter of transmittal or the applicable procedures under DTC’s Automated Tender Offer Program before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus.

Withdrawal Rights	You may withdraw outstanding notes you tender in the exchange offer by furnishing a written notice of withdrawal to the exchange agent and following the withdrawal procedures described in this prospectus.

Resale of Exchange Notes	We believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, provided that:

• you are acquiring the exchange notes in the ordinary course of business;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

• you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

• you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

• you are not one of our affiliates, as defined in Rule 405 of the Securities Act; and

• you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

Conditions to the Exchange Offer	We will not be required to complete the exchange offer, and we may terminate or amend it at any time before we accept any tendered notes for exchange, if we determine that the exchange offer violates any law, interpretation of the SEC or order of any governmental agency or court.

Federal Tax Consequences	There will be no federal income tax consequences to you if you exchange your outstanding notes for exchange notes in the exchange offer.

Exchange Agent	National City Bank, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The exchange agent’s mailing addresses are listed on page 47 of this prospectus. You can request additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery, by calling the exchange agent at (216) 222-2552.

Summary of Terms of the Offered Notes

      The following is a brief summary of terms of the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of the Notes” in this prospectus.

Issuer	Jo-Ann Stores, Inc.

Notes offered	$100,000,000 aggregate principal amount of 7.50% senior subordinated notes due 2012.

Maturity	March 1, 2012.

Interest payment dates	March 1 and September 1, beginning September 1, 2004.

Guarantees	Each of our wholly owned subsidiaries will jointly and severally, fully and unconditionally, guarantee the exchange notes on a senior subordinated basis. Future subsidiaries may also be required to guarantee the exchange notes.

Ranking	The exchange notes will be unsecured senior subordinated obligations and will be subordinated to our credit facility and other existing and future senior indebtedness. The exchange notes will rank equally to any senior subordinated indebtedness and will rank senior to any subordinated indebtedness. Each guarantee will be unsecured and subordinated to senior indebtedness of the guarantor. Because the exchange notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of or payment default on senior indebtedness, holders of the exchange notes will not receive any payment until holders of senior indebtedness and senior guarantor indebtedness have been paid in full.

As of January 31, 2004, after giving pro forma effect to the offering of the outstanding notes and our use of the net proceeds therefrom, including the repurchase of our 10 3/8% senior subordinated notes due 2007,

• we would have had outstanding $19.2 million of senior indebtedness (all of which is secured); and

• our subsidiaries would have had no outstanding senior indebtedness; and

• we would not have any senior subordinated or subordinated debt outstanding other than the notes.

Optional redemption	We may redeem some or all of the exchange notes, at any time after March 1, 2008, at the redemption prices described in this prospectus.

Public equity offering optional redemption	Before March 1, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net proceeds of certain public equity offerings at 107.500% of the principal amount of the exchange notes, plus accrued interest, if at least 65% of the aggregate principal amount of the exchange notes originally issued remains outstanding after such redemption.

Change of control	When a change of control occurs, each holder of exchange notes may require us to repurchase some or all of its exchange notes at a purchase price equal to 101% of the principal amount of the exchange notes, plus accrued interest.

Covenants	The indenture governing the exchange notes contains covenants that, among other things, will limit our ability and the ability of our subsidiaries to:

• incur additional indebtedness,

• pay dividends on, redeem or repurchase our capital stock,

• make investments,

• create certain liens,

• sell assets,

• in the case of our restricted subsidiaries, incur obligations that restrict their ability to make dividend or other payments to us,

• in the case of our restricted subsidiaries, guarantee or secure indebtedness,

• enter into transactions with affiliates,

• create unrestricted subsidiaries, and

• consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes” in this prospectus.

Use of proceeds	We will not receive any proceeds from the exchange offer.

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to tender your outstanding notes.

SUMMARY FINANCIAL DATA

      The following summary financial data for the three fiscal years ended February 2, 2002 was derived from our financial statements audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The summary financial data for the two fiscal years ended January 31, 2004 was derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors. We have reclassified certain amounts in the financial statements for the four fiscal years ending February 1, 2003, in order to conform to the current year presentation.

      Our summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, incorporated by reference into this prospectus, and other financial data that we have filed with the Securities and Exchange Commission.

Fiscal Year Ended

Jan. 29,	Feb. 3,	Feb. 2,	Feb. 1,	Jan. 31,
2000	2001(a)	2002	2003	2004

(Dollars in millions)
Operating Results:
Net sales	$1,381.5	$1,483.3	$1,570.3	$1,682.0	$1,734.1
Total sales percentage increase	11.2%	7.4%	5.9%	7.1%	3.1%
Same-store sales percentage increase(b)	4.5%	1.3%	5.9%	8.4%	3.6%
Gross margin	633.2	645.1	693.1	777.5	810.6
Selling, general and administrative expenses	533.8	589.2	644.2	641.0	677.1
Depreciation and amortization	32.0	38.3	39.3	36.1	37.7
Stock-option compensation expense(c)	—	—	—	—	5.7
Debt repurchase and share reclassification expenses(d)	—	—	1.0	1.9	5.5

Operating profit(e)	67.4	17.6	8.6	98.5	84.6
Operating profit, percent of net sales	4.9%	1.2%	0.5%	5.9%	4.9%
Interest expense	26.2	29.0	32.7	26.0	18.1
Net income (loss)	25.6	(13.6)	(14.9)	44.9	41.0
Financial Position:
Cash and cash equivalents	$21.4	$17.5	$21.1	$63.2	$17.4
Inventories	442.5	451.0	369.0	363.1	404.6
Net working capital	289.8	282.3	232.8	265.9	272.4
Property and equipment, net	194.7	190.2	210.1	190.3	203.2
Total assets	746.9	742.2	693.7	704.5	707.7
Long-term debt	245.2	240.0	223.7	162.9	113.7
Shareholders’ equity	259.4	248.8	232.8	289.4	346.2
Long-term debt to total capitalization	48.6%	49.1%	49.0%	36.0%	24.7%
Long-term debt to total capitalization, net of cash	46.3%	47.2%	46.5%	25.6%	21.8%
Other Financial Data:
Ratio of earnings to fixed charges (f)	1.7	x	0.8	x	0.7	x	2.1	x	2.1x

	Fiscal Year Ended

	Jan. 29,		Feb. 3,		Feb. 2,		Feb. 1,		Jan. 31,
	2000		2001(a)		2002		2003		2004

	(Dollars in millions)
Cash flows from/(used for):
Operations	$27.7		$39.0		$88.2		$119.2		$48.5
Investing activities	(66.0)		(40.7)		(66.5)		(22.7)		(47.9)
Financing	39.3		(2.2)		(18.1)		(54.4)		(46.4)
EBITDA(g)	99.4		49.4		47.9		134.6		122.3
EBITDA, percent of net sales	7.2%		3.3%		3.1%		8.0%		7.1%
Base rental expense	104.3		112.1		117.0		118.4		121.2
Total occupancy expense(h)	131.5		140.3		142.2		143.1		146.0
Capital expenditures	67.4		35.9		66.5		22.7		52.2
Total debt to EBITDA	2.5	x	4.9	x	4.7	x	1.2	x	0.9x
Interest coverage (EBITDA to interest)	3.8	x	1.7	x	1.5	x	5.2	x	6.8x
Store Count:
Traditional stores	984		949		889		847		806
Superstores	42		58		70		72		86

Total	1,026		1,007		959		919		892
Store Square Footage (000’s):(i)
Traditional stores	13,685		13,381		12,684		12,165		11,646
Superstores	1,957		2,687		3,213		3,270		3,731

Total	15,642		16,068		15,897		15,435		15,377
Reconciliation of cash flow from operations to EBITDA:
Cash flow from operations	$27.7		$39.0		$88.2		$119.2		$48.5
Deferred income taxes	(13.0)		4.2		8.3		(15.7)		(4.6)
Loss on disposal of fixed assets	(1.2)		(1.7)		(1.2)		(2.3)		(1.8)
Other non-cash items	—		(6.5)		(1.0)		(1.9)		(10.0)
Changes in operating assets and liabilities	44.1		(10.3)		(69.9)		(18.3)		46.6
Interest expense	26.2		29.0		32.7		26.0		18.1
Income tax provision (benefit)	15.6		(4.3)		(9.2)		27.6		25.5

EBITDA(g)	$99.4		$49.4		$47.9		$134.6		$122.3

(a)	All years include 52 weeks except for the fiscal year ended February 3, 2001, which includes 53 weeks.

(b)	Same-store sales are defined as net sales from stores that have been open one year or more. Net sales are included in the same-store sales calculation on the first day of the first month following the one-year anniversary of a store’s opening. In conjunction with the expansion or relocation of our stores, we exclude the net sales results from these stores in our same-store sales calculation until the first day of the first month following the one year anniversary of its expansion or relocation. Further, in a 53-week year, net sales are compared to the comparable 53 weeks of the prior period.

(c)	Stock-based compensation expense reflects the adoption of the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Note 7 — Stock-Based Compensation Plans” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(d)	Debt repurchase and share reclassification expenses, in fiscal 2004, include losses on extinguishments of debt and costs associated with the share reclassification. See “Note 2 — Share Reclassification” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(e)	Included in operating profit for the fiscal years ended February 3, 2001 and February 2, 2002 are charges related to the Turnaround Plan and a fiscal 2002 litigation settlement charge. See “Turnaround Plan and Store Closing Charges” and “Litigation Settlement” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(f)	For the purposes of computing the ratio of earnings to fixed charges, “earnings” consist of operating profit and a portion of rental expense attributable to interest. “Fixed charges” consist of interest expense and a portion of rental expense considered to be interest.

(g)	EBITDA is a non-GAAP measure of liquidity and should not be considered in isolation or as a substitute for other measures of performance. Additionally, EBITDA may not be comparable to financial data as defined or used by other companies. We have included a reconciliation of our cash flow from operations to EBITDA at the bottom of the table. See also “Presentation of Financial Information” herein.

(h)	Total occupancy expense includes base rental expense, percentage rent, common area maintenance, real estate taxes, merchant association dues, landlord property insurance and sublease rental income.

(i)	Total store square footage includes selling floor space and inventory storage areas.

RISK FACTORS

      In addition to the other information contained in this prospectus, you should consider carefully the following risks before deciding to tender your outstanding notes.

Risks Related to the Notes

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our senior credit facility and the indenture

      The indenture governing the exchange notes, and the instruments governing our other indebtedness, including the senior credit facility, will contain restrictive and financial covenants, which will limit our ability to borrow money, make investments, redeem or make payments on our capital stock, incur liens and take other actions. For a description of the restrictive covenants in the indenture, see “Description of the Notes.” For a description of the covenants in the senior credit facility, see “Description of Other Indebtedness.”

      Our ability to remain in compliance with these covenants and satisfy the financial ratios and tests may be affected by events beyond our control. If we fail to meet these tests or breach any of the covenants, the lenders under the senior credit facility or the holders of the notes could declare all amounts outstanding under their indebtedness, including accrued interest, to be immediately due and payable. A declaration of acceleration under the senior credit facility would constitute a default under the indenture, and a default under the indenture would constitute a default under the senior credit facility. The operating and financial restrictions may adversely affect and may limit or prohibit our ability to finance future acquisitions, our operations and our capital needs.

Holders of senior indebtedness will be paid before holders of the exchange notes are paid

      The exchange notes will be subordinated to our senior indebtedness. The guarantees will be subordinated to all guarantor senior indebtedness. As of January 31, 2004, after giving pro forma effect to the offering of the outstanding notes, the application of the net proceeds of the offering of the outstanding notes and borrowings under the senior credit facility, we would have had $19.2 million of senior indebtedness and the subsidiary guarantors would have had no guarantor senior indebtedness (other than their guarantees under the senior credit facility and the exchange notes). If we become bankrupt, liquidate or dissolve, our assets would be available to pay obligations on the exchange notes only after our senior indebtedness has been paid. Similarly, if one of our subsidiaries becomes bankrupt, liquidates or dissolves, that subsidiary’s assets would be available to pay obligations on the guarantee only after payments have been made on its guarantor senior indebtedness. We cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. See “Description of the Notes.”

      If a payment default occurs with respect to our designated senior indebtedness, we may make payments on the exchange notes only if we cure the default or the holder of the senior indebtedness waives the default. Moreover, if any non-payment default exists under our designated senior indebtedness, we may not make any cash payments on the exchange notes for a period of up to 179 days in any 365-day period, unless we cure the default, the holder of the senior indebtedness waives the default or rescinds acceleration of the indebtedness, or we repay the indebtedness in full. See “Description of the Notes.”

The exchange notes will not be secured by any of our assets

      The exchange notes and the guarantees will not be secured by any of our or our guarantors’ assets. However, indebtedness incurred under our senior credit facility is secured by a perfected first priority security interest in (1) all of our and our subsidiaries’ assets and (2) all of the capital stock of our subsidiaries. In addition, future indebtedness that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the collateral for the indebtedness in order to satisfy the indebtedness. In that case, we may not have sufficient assets to repay the exchange notes.

Federal and state statutes allow courts to further subordinate or void the guarantees

      Fraudulent conveyance laws have been enacted for the protection of creditors. Under these fraudulent conveyance laws, a court could further subordinate the subsidiary guarantees to our present and future indebtedness or take other detrimental actions, including voiding the subsidiary guarantees. The court could take that action if it found that at the time any subsidiary issued its guarantee, (a) it issued the guarantee with the intent of hindering, delaying or defrauding any current or future creditor or contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of other creditors, or (b) it received less than reasonably equivalent value or fair consideration for issuing its guarantee and:

•	was insolvent or made insolvent because of the related transaction;

•	was engaged in a business or transaction for which its assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured.

      The court could subordinate or invalidate the guarantee relating to the exchange notes if it found that the above conditions applied to the guarantor. Any payment by the guarantor under the guarantee could be voided and required to be repaid to the guarantor or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws vary depending on the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair value of all of its assets; or

•	the present fair value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      Among other things, a legal challenge of a subsidiary’s guarantee of the exchange notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the exchange notes. To the extent a subsidiary’s guarantee of the exchange notes is voided as a result of being deemed a fraudulent conveyance or held unenforceable for any other reason, the exchange note holders would cease to have any claim in respect of that guarantee and would be creditors solely of the company and any guarantor whose guarantee was not voided.

      On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to the debt incurred by the company and the guarantors in connection with the offering of the outstanding notes, the company and the guarantors will not be insolvent, will have sufficient capital to operate their business effectively and will not have incurred debts beyond their ability to pay as they mature. We cannot assure you, however, that a court would apply the same or similar standards in making a determination or that a court would agree with our conclusions in this regard.

You may be unable to sell your exchange notes if a trading market for the exchange notes does not develop

      The exchange notes will be new securities for which there is currently no established trading market, and none may develop. The initial purchasers of the outstanding notes have indicated to us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations. However, they are under no obligation to do so. At their discretion, the initial purchasers could discontinue their market-making efforts at any time without notice. Accordingly, we can give you no assurance that an active trading market for the exchange notes will develop or, if a market develops, as to the liquidity of the market.

      We intend to have the exchange notes designated as eligible for trading in the PORTAL market. However, we do not intend to apply for listing of the exchange notes on any securities exchange or for quotation on any automated dealer quotation system.

      The liquidity of any market for the exchange notes will depend on the number of holders of the exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. Accordingly, we can give you no assurance as to the development or liquidity of any market for the exchange notes. If an active trading market for the exchange notes does not develop, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors.

We may be unable to repurchase the exchange notes in the event of a change of control

      In the event of a “change of control,” we may be required to repurchase the exchange notes at 101% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any. There can be no assurance that we will have the financial resources necessary to repurchase the exchange notes upon a “change of control.” In addition, certain restrictions in our credit facility will not allow such repurchases. A “change of control” will also result in an event of default under our credit facility and may result in a default under other indebtedness of the company that may be incurred in the future. See “Description of Other Indebtedness” and “Description of the Notes.”

You will be unable to assert claims against Arthur Andersen LLP, our former auditor, because we are unable to obtain its consent to incorporate its audit report by reference in this prospectus

      As a result of Arthur Andersen LLP ceasing its operations, we have not obtained its consent to our incorporation by reference in this prospectus of its audit report on our consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended February 2, 2002.

Risks Related to Our Business

Our superstore concept may not produce sufficient returns on our investment

      Our superstores offer an expanded and more comprehensive product assortment than our traditional stores and offer custom framing, floral arrangement and education programs. Our larger superstores average 45,400 square feet as compared to an average of 14,400 square feet for our traditional stores. Our current superstore prototype averages 35,000 square feet. Our superstores accounted for 28.3% of the total fiscal 2004 net sales.

      Our superstores have not yet demonstrated that they can produce the same operating margin percentages as our traditional stores. For example, for fiscal 2004, operating margin percentages for our superstores and traditional stores were 12.3% and 16.8%, respectively. In addition, the superstore concept has not been implemented sufficiently long enough to determine whether our new 35,000 square foot superstore prototype will be successful.

      Over the past five years, we have invested heavily in our superstore growth. We plan to accelerate our superstore growth, which will require increased capital expenditures. This spending may result in higher debt levels and future spending relating to superstore growth may require the consent of the lenders under our senior credit facility. We cannot assure you that the lenders under our senior credit facility will consent to any future capital expenditure plans.

Our failure to manage our growth would have a negative impact on our operations

      A significant part of our strategy is to expand our retailing concepts and to continue our retail expansion plans. We intend to accomplish this expansion by opening superstores. The opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those we face in our existing markets. In addition, we may incur high costs related to advertising, administration and distribution as we enter new markets. Moreover, as we move stores or renew leases in existing markets we may incur higher lease expenses.

      The number of new stores we open and the sales and profitability of those stores depends on various factors. These factors include:

•	the availability of working capital;

•	our ability to obtain financing;

•	our ability to penetrate new markets;

•	the availability of desirable locations and the negotiation of acceptable leases for these sites;

•	the availability of management resources;

•	the effectiveness of our national advertising campaign;

•	the hiring and training of skilled personnel;

•	the expansion of our logistics systems to support the new stores;

•	the maintenance or upgrade of our information processing systems and the integration of those systems at the new stores; and

•	the acceptance by customers of our superstore concept.

      Our failure to respond effectively to these difficulties related to rapid expansion could prevent us from growing or could have a significant negative impact on our business and prospects.

      Our growth strategy contemplates the development of additional superstores and an increasing percentage of our revenues coming from our superstores and includes the replacement of our traditional stores with superstores. The superstore concept may not gain market acceptance among our customers and customers may prefer to purchase goods at stores that specialize in a particular category rather than shop at superstores. Any failure of the superstore concept to gain market acceptance could have a material adverse effect on our business and prospects.

      In addition, an important part of our strategy includes improving our logistics systems in order to enable us to fully integrate new stores. We operate two owned distribution centers which ship products to all of our stores on a weekly basis. Based on purchase dollars, approximately 82% of the products in our stores are shipped through our distribution center network. Our primary distribution center is located in Hudson, Ohio and supplies approximately two-thirds of our store base, and our Visalia, California center services the remaining one-third of our store base. We transport product from our distribution centers to our stores utilizing contract carriers. Merchandise is shipped directly from our distribution centers to our stores using dedicated core carriers for approximately 90% of our store base. For the remaining ten percent of our chain, we transport product to the stores using less than truckload carriers or through three regional “hubs” where it is crossdocked for local delivery. We do not own either the regional hubs or the local delivery vehicles. Based on our current superstore opening plans, we plan to build a third owned distribution center by the end of fiscal 2006 at an estimated cost of $40 to $45 million. Any breakdown in, or failure to expand, our logistics system could have a material adverse effect on our business and prospects.

Our existing indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult for us to make payments on the exchange notes

      We have now and will continue to have a significant amount of debt. The following chart, with dollar amounts in millions, shows certain important credit statistics regarding our company after giving effect to the offering of the outstanding notes and application of the net proceeds from that offering:

Total indebtedness	$119.2
Shareholders’ equity	$343.6
Debt to equity ratio	34.7%

      Our existing indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	reduce the availability of our cash flow from operations to fund working capital, capital expenditures, acquisitions and other general corporate requirements because we will have to dedicate a significant portion of our cash flow from operations to payments of our indebtedness;

•	limit our ability to borrow funds to pay for future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	make us more vulnerable to negative changes in economic and industry conditions.

      Our ability to make payments on our indebtedness, including the exchange notes, depends upon our ability to generate cash flow in the future. Our ability to generate that cash flow depends upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. To a large extent, each of these factors depends upon economic, financial, competitive and other factors beyond our control. If we cannot generate enough cash from operations to make payments on our indebtedness, we will need to refinance our indebtedness, obtain additional financing, or sell assets. We cannot assure you that our business will generate cash flow or that we will be able to obtain acceptable financing to satisfy our debt obligations, including our payments on the exchange notes.

      The indenture and our senior credit facility will permit the company and the guarantors to incur substantial additional indebtedness. As of January 31, 2004, after giving pro forma effect to the offering of the outstanding notes, the application of the net proceeds of that offering and borrowing under our senior credit facility, we would have had $208.5 million of availability under our senior credit facility. Any borrowings under our senior credit facility would be senior to the exchange notes and the guarantees. If we incur new indebtedness, the related risks that we face could intensify. See “Description of the Notes.”

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations

      Our future success depends in large part on our ability to retain our senior management team. The loss of the services of one or more of these persons could materially adversely affect our operations and financial condition. In addition, our continued success depends upon our ability to attract and retain qualified management, administrative and sales personnel to support our future growth. Our inability to do so may have a material adverse effect on our business and prospects. See “Management.”

If customer interest in the fabric and craft industry declines, our revenues may decline

      The success of our operations depends on our customers purchasing our fabric and craft products. Craft products in particular are not necessities and compete with numerous other leisure activities and other forms of entertainment. If our customers’ interest in the fabric and craft industry declines, that decline would likely result in the reduction of our revenues and have a negative impact on our business and prospects. In addition, changes in demographic and societal trends could have a material adverse effect on our business and prospects.

The seasonality of our sales may negatively impact our operating results

      Our business is seasonal, with sales and earnings being relatively lower during the first and second fiscal quarters than in the third and fourth fiscal quarters. Our best quarter in terms of sales and profitability historically has been the fourth quarter. In fiscal 2004, the fourth quarter, which includes the holiday selling season, accounted for approximately 31.9% of our sales and approximately 57% of our operating income. In addition, excluding the effects of new store openings, our inventories and related short-term financing needs have been seasonal, with the greatest requirements occurring during our second and third fiscal quarters as we increase our inventory in preparation for our peak selling season. Weak sales during the second half of the year will negatively impact our operating results by reducing our cash flow, leaving us with excess inventory, and may make it more difficult for us to finance our capital requirements.

Our dependence on foreign suppliers subjects us to possible delays in receipt of merchandise and to the risks involved in foreign operations

      In fiscal 2004, we purchased approximately 29% of our products directly from manufacturers located in foreign countries. A substantial majority of our foreign suppliers are located in Hong Kong, China and Taiwan. In addition, many of our domestic suppliers purchase a portion of their products from foreign suppliers. Because a large percentage of our products are manufactured or sourced abroad, we are required to order these products further in advance than would be the case if products were manufactured domestically. If we underestimate consumer demand, we may not be able to provide products to our customers to meet that demand. If we overestimate consumer demand, we may be required to hold goods in inventory for a long period of time or reduce selling prices in order to clear excess inventory at the end of a selling season. We do not have long-term contracts with any manufacturers.

      Foreign manufacturing is also subject to a number of other risks, including work stoppages, transportation delays and interruptions, political instability, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other events. If any of these events occur, it could result in a material adverse effect on our business, financial condition, results of operations and prospects. In addition, reductions in the value of the U.S. dollar could ultimately increase the prices that we pay for our products.

Because of our dependence on foreign suppliers, increased restrictions on imports may negatively impact our operations

      Due to our dependence on foreign suppliers, we are susceptible to risks associated with importing products into the United States. Substantially all of our import operations are subject to the terms of bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the United States to impose at any time restrictions on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits.

      Our imported products are also subject to United States customs duties which are a significant portion of our cost of sales. The United States and countries in which our products are manufactured may at times impose new quotas, duties, tariffs or other restrictions or negatively adjust presently prevailing quotas, duties or tariffs. Any new or increased quotas, duties, tariffs or other similar restrictions could have a significant negative effect on our business, financial condition, results of operations and prospects.

Competition could negatively impact our operations due to price reductions and loss of market share

      Competition is intense in the retail fabric and craft industry. This competition could result in the reduction of our prices and our loss of market share. We must remain competitive in the areas of quality, price, selection and convenience. The location and atmosphere of retail stores are an additional competitive factor in our retail business.

      Our primary competition is comprised of specialty fabric retailers and specialty craft retailers such as Michaels Stores, Inc., a national chain which operates retail craft and framing stores, Hancock Fabrics, Inc., a national chain which operates retail fabric stores, and A.C. Moore Arts & Crafts, Inc., a regional chain which operates retail craft stores in the eastern United States. We also compete with mass merchants, including Wal-Mart, that dedicate a portion of their selling space to a limited selection of fabrics, craft supplies and seasonal and holiday merchandise. Some of our competitors have stores nationwide, several operate regional chains and numerous others are local merchants. Some of our competitors, particularly the mass merchants, are larger and have greater financial resources than we do. Our sales are also impacted by store liquidations of our competitors. In addition, we ultimately compete with alternate sources of entertainment and leisure for our customers, and alternate methods of selling fabrics and crafts on the Internet or through catalogs could become larger competitors in the future. See “Business — Competition.”

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will retire or cancel all of the outstanding notes tendered in the exchange.

CAPITALIZATION

      The following table sets forth our capitalization as of January 31, 2004 and as adjusted to reflect the completion of the offering of the outstanding notes. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, incorporated by reference in this prospectus, and other financial data that we have filed with the Securities and Exchange Commission.

	As of
	January 31, 2004

	Actual	As Adjusted

	(In millions)
Cash and cash equivalents	$17.4	$17.4
Long-term debt:
Senior credit facility(1)	$49.3	$19.2
10 3/8% senior subordinated notes(2)	64.4	—
7.50% senior subordinated notes	—	100.0

Total long-term debt(3)	$113.7	$119.2	(4)

Shareholders’ Equity:
Common stock	$1.3	$1.3
Additional paid-in capital	131.5	131.5
Retained earnings	258.8	256.2	(5)
Treasury stock and other	(45.4)	(45.4)

Total shareholders’ equity	346.2	343.6

Total capitalization	$459.9	$462.8

(1)	This does not include $51.1 million of letters of credit outstanding under the senior credit facility as of January 31, 2004.

(2)	As of January 31, 2004, we had $64.4 million of 10 3/8% senior subordinated notes due 2007 outstanding. Subsequent to January 31, 2004, approximately $39.2 million of those subordinated notes were validly tendered by the holders pursuant to a tender offer. The notes tendered in the tender offer were purchased on February 26, 2004. The remaining $25.2 million of 10 3/8% senior subordinated notes were redeemed on May 1, 2004 in accordance with the call provisions of the related indenture.

(3)	As of January 31, 2004 we had $713.8 million of obligations under leases which are not included in the amount shown in the table above. See Note 10 of the consolidated financial statements contained in our Annual Report on Form 10-K incorporated by reference into this prospectus.

(4)	Reflects $3.0 million of estimated debt issuance costs for the notes offered hereby and $2.5 million of estimated premium and related costs to be paid for the repurchase of the 10 3/8% senior subordinated notes.

(5)	Reflects the one-time charge, net of tax, for the write-off of deferred original issue discount and issuance costs and the premium paid on the repurchase of the 10 3/8% senior subordinated notes assuming all were purchased as part of the tender offer.

SELECTED FINANCIAL INFORMATION

      The following selected financial information for the three fiscal years ended February 2, 2002 was derived from our financial statements audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The selected financial information for the two fiscal years ended January 31, 2004 was derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors. We have reclassified certain amounts in the financial statements for the four fiscal years ending February 1, 2003, in order to conform to the current year presentation.

      Our selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, incorporated by reference in this prospectus, and other financial data that we have filed with the Securities and Exchange Commission.

Fiscal Year Ended

Jan. 29,	Feb. 3,	Feb. 2,	Feb. 1,	Jan. 31,
2000	2001(a)	2002	2003	2004

(Dollars in millions)
Operating Results:
Net sales	$1,381.5	$1,483.3	$1,570.3	$1,682.0	$1,734.1
Total sales percentage increase	11.2%	7.4%	5.9%	7.1%	3.1%
Same-store sales percentage increase(b)	4.5%	1.3%	5.9%	8.4%	3.6%
Gross margin	633.2	645.1	693.1	777.5	810.6
Selling, general and administrative expenses	533.8	589.2	644.2	641.0	677.1
Depreciation and amortization	32.0	38.3	39.3	36.1	37.7
Stock-option compensation expense(c)	—	—	—	—	5.7
Debt repurchase and share reclassification expenses(d)	—	—	1.0	1.9	5.5

Operating profit(e)	67.4	17.6	8.6	98.5	84.6
Operating profit, percent of net sales	4.9%	1.2%	0.5%	5.9%	4.9%
Interest expense	26.2	29.0	32.7	26.0	18.1
Net income (loss)	25.6	(13.6)	(14.9)	44.9	41.0
Financial Position:
Cash and cash equivalents	$21.4	$17.5	$21.1	$63.2	$17.4
Inventories	442.5	451.0	369.0	363.1	404.6
Net working capital	289.8	282.3	232.8	265.9	272.4
Property and equipment, net	194.7	190.2	210.1	190.3	203.2
Total assets	746.9	742.2	693.7	704.5	707.7
Long-term debt	245.2	240.0	223.7	162.9	113.7
Shareholders’ equity	259.4	248.8	232.8	289.4	346.2
Long-term debt to total capitalization	48.6%	49.1%	49.0%	36.0%	24.7%
Long-term debt to total capitalization, net of cash	46.3%	47.2%	46.5%	25.6%	21.8%
Other Financial Data:
Ratio of earnings to fixed charges (f)	1.7	x	0.8	x	0.7	x	2.1	x	2.1x
Cash flows from/(used for): Operations	$27.7	$39.0	$88.2	$119.2	$48.5
Investing activities	(66.0)	(40.7)	(66.5)	(22.7)	(47.9)
Financing	39.3	(2.2)	(18.1)	(54.4)	(46.4)
EBITDA(g)	99.4	49.4	47.9	134.6	122.3

	Fiscal Year Ended

	Jan. 29,		Feb. 3,		Feb. 2,		Feb. 1,		Jan. 31,
	2000		2001(a)		2002		2003		2004

	(Dollars in millions)
EBITDA, percent of net sales	7.2%		3.3%		3.1%		8.0%		7.1%
Base rental expense	104.3		112.1		117.0		118.4		121.2
Total occupancy expense(h)	131.5		140.3		142.2		143.1		146.0
Capital expenditures	67.4		35.9		66.5		22.7		52.2
Total debt to EBITDA	2.5	x	4.9	x	4.7	x	1.2	x	0.9x
Interest coverage (EBITDA to interest)	3.8	x	1.7	x	1.5	x	5.2	x	6.8x
Store Count:
Traditional stores	984		949		889		847		806
Superstores	42		58		70		72		86

Total	1,026		1,007		959		919		892
Store Square Footage (000’s):(i)
Traditional stores	13,685		13,381		12,684		12,165		11,646
Superstores	1,957		2,687		3,213		3,270		3,731

Total	15,642		16,068		15,897		15,435		15,377
Reconciliation of cash flow from operations to EBITDA:
Cash flow from operations	$27.7		$39.0		$88.2		$119.2		$48.5
Deferred income taxes	(13.0)		4.2		8.3		(15.7)		(4.6)
Loss on disposal of fixed assets	(1.2)		(1.7)		(1.2)		(2.3)		(1.8)
Other non-cash items	—		(6.5)		(1.0)		(1.9)		(10.0)
Changes in operating assets and liabilities	44.1		(10.3)		(69.9)		(18.3)		46.6
Interest expense	26.2		29.0		32.7		26.0		18.1
Income tax provision (benefit)	15.6		(4.3)		(9.2)		27.6		25.5

EBITDA(g)	$99.4		$49.4		$47.9		$134.6		$122.3

(a)	All years include 52 weeks except for the fiscal year ended February 3, 2001, which includes 53 weeks.

(b)	Same-store sales are defined as net sales from stores that have been open one year or more. Net sales are included in the same-store sales calculation on the first day of the first month following the one-year anniversary of a store’s opening. In conjunction with the expansion or relocation of our stores, we exclude the net sales results from these stores in our same-store sales calculation until the first day of the first month following the one year anniversary of its expansion or relocation. Further, in a 53-week year, net sales are compared to the comparable 53 weeks of the prior period.

(c)	Stock-based compensation expense reflects the adoption of the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Note 7 — Stock-Based Compensation Plans” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(d)	Debt repurchase and share reclassification expenses, in fiscal 2004, include losses on extinguishments of debt and costs associated with the share reclassification. See “Note 2 — Share Reclassification” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(e)	Included in operating profit for the fiscal years ended February 3, 2001 and February 2, 2002 are charges related to the Turnaround Plan and a fiscal 2002 litigation settlement charge. See “Turnaround Plan and Store Closing Charges” and “Litigation Settlement” in “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K incorporated by reference in this prospectus.

(f)	For the purposes of computing the ratio of earnings to fixed charges, “earnings” consist of operating profit and a portion of rental expense attributable to interest. “Fixed charges” consist of interest expense and a portion of rental expense considered to be interest.

(g)	EBITDA is a non-GAAP measure of liquidity and should not be considered in isolation or as a substitute for other measures of performance. Additionally, EBITDA may not be comparable to financial data as defined or used by other companies. We have included a reconciliation of our cash flow from operations to EBITDA at the bottom of the table. See also “Presentation of Financial Information” herein.

(h)	Total occupancy expense includes base rental expense, percentage rent, common area maintenance, real estate taxes, merchant association dues, landlord property insurance and sublease rental income.

(i)	Total store square footage includes selling floor space and inventory storage areas.

BUSINESS

General

      We are the nation’s largest specialty retailer of fabrics and one of the largest specialty retailers of crafts, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. We have a well-established, national brand name. Our retail stores (operating as Jo-Ann Fabrics and Crafts traditional stores and Jo-Ann superstores) feature a variety of competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, scrapbooking material, artificial and dried flowers, home accents, finished seasonal and home décor merchandise.

      As of January 31, 2004, we operated 892 stores in 47 states (806 traditional stores and 86 superstores). Our traditional stores offer a complete selection of fabrics and notions and a convenience assortment of crafts, floral, finished seasonal and home décor merchandise. Our traditional stores average 14,400 square feet and generated net sales per store of approximately $1.5 million in fiscal 2004. Our superstores offer an expanded and more comprehensive product assortment than our traditional stores. Our superstores also offer custom framing, floral arrangement and educational programs that our traditional stores do not. Our superstores that were opened prior to fiscal 2003, average 45,000 square feet and generated net sales per store of approximately $6.0 million in fiscal 2004. Our current superstore prototype averages 35,000 square feet and targets sales of $5.25 million in its first year of operation. We opened 13 of these new prototype superstores in fiscal 2004 and we have 14 of the prototype superstores in operation at January 31, 2004.

      We believe stability in our business and our industry is partially a function of recession-resistant characteristics. For example, according to a 2002 research study conducted by the Hobby Industry Association, approximately 60 percent of all U.S. households participated in crafts and hobbies in 2002. While expenditures for such projects are generally discretionary in nature, our average sales ticket during fiscal 2004 was relatively low at $22 in our superstores and $16 in our traditional stores. Industry sales, according to the Hobby Industry Association’s Consumer Usage and Purchase Study for 2002, were approximately $29 billion, a 13 percent increase from $25.7 billion in 2001. Our market is highly fragmented and is served by multi-store fabric retailers, arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors and a variety of other retailers.

      We provide a solution-oriented shopping experience with employees who are encouraged to assist customers in creating and completing creative projects. Many of our store level employees are sewing and/or craft enthusiasts, which enables them to provide exceptional customer service. We believe our focus on service contributes to a high proportion of repeat business from our customers. A significant portion of our advertising budget is allocated to our direct mail program targeting three million of our preferred customers on a regular basis. According to the 2002 research study conducted by the Hobby Industry Association, avid customers or enthusiasts, who represent approximately 25 percent of the participants in this industry, drive almost 80 percent of industry sales. As a result, we believe our proprietary customer mailing list, which we refresh continuously, is a competitive asset.

      We believe that our superstores are uniquely designed to offer a destination location for our customers. We offer over 70,000 SKUs across three broad product categories in our superstores: sewing, crafting and home decorating components, as well as finished seasonal, home accessory and floral products. We manage our vast product selection with SAP Retail, which was implemented in fiscal 2001. We believe that our inventory management systems are the most advanced in our industry. From fiscal 2001 through fiscal 2004, we improved our inventory turns from 1.8 to 2.4 times. We believe that our inventory management systems provide us with a platform that will drive continuous improvement and support enhanced software applications and functionality.

Competitive Strengths

      We believe that we have the following competitive advantages in our industry:

•	Leading Market Share and Brand Recognition. We are the nation’s largest specialty retailer of fabrics and one of the largest specialty retailers of crafts. We have a well-established national brand name. We have two national competitors in the fabric and craft specialty retail industry, one in the fabric segment and one in the craft segment of the industry, with the balance being regional and local operators. Within the fabric industry we are three times larger in terms of net sales than the next largest national competitor. We believe there are only a few competitors with fabric or craft sales exceeding $200 million annually. Among general merchandise retailers, our only significant competitor is Wal-Mart, which continues to offer a limited assortment of fabrics and crafts in its stores.

•	Stable, Recession-Resistant Fabrics and Crafts Industry. We believe that strength in the fabric and craft industry is a product of consolidation in the 1990’s and recession-resistant characteristics of our industry. We were one of the leaders in the consolidation of the fabric industry in the 1990’s, a process which reduced the number of national specialty retailers to two and eliminated excess capacity in the fabric industry. Since our last acquisition in 1998, we have generated net sales growth every year, both in terms of total net sales and same-store sales. We believe stability in our business and our industry is also a function of recession-resistant characteristics. For example, according to a 2002 research study conducted by the Hobby Industry Association, approximately 60% of all U.S. households participated in crafts and hobbies in 2002. While expenditures for such projects are generally discretionary in nature, our average sales ticket during fiscal 2004 was relatively low at $22 in our superstores and $16 in our traditional stores.

•	Loyal Customer Base Supported by Exceptional Customer Service. Our mission is to serve and inspire creativity. We provide a solution-oriented shopping experience with employees who are encouraged to assist customers in creating and completing creative projects. Many of our store level employees are sewing and/or craft enthusiasts, which enables them to provide exceptional customer service. We believe our focus on service contributes to a high proportion of repeat business from our customers. More than 50% of our advertising budget is allocated to our direct mail program targeting approximately three million of our preferred customers. According to a 2002 research study conducted by the Hobby Industry Association, avid customers or enthusiasts, who represent approximately 25% of the participants in this industry, drive almost 80% of industry sales. As a result, we believe our proprietary customer mailing list, which we refresh continuously, is a competitive asset.

•	Diverse Product Selection Managed with State of the Art Enterprise-Wide Inventory Management Systems. We believe that our superstores are uniquely designed to offer a destination location for our customers. We offer over 70,000 SKUs across three broad product categories in our superstores: sewing, crafting and home decorating products, including finished seasonal and floral products. We manage our vast product selection with SAP Retail, which was implemented in fiscal 2001. We believe that our inventory management systems are the most advanced in our industry. From fiscal 2001 through fiscal 2004, we improved our inventory turns from 1.8 to 2.4 times and maintained our in-stock percentage in the mid-90% range. We believe that our inventory management systems provide us with a platform that will drive continuous improvement and support enhanced software applications and functionality.

•	Favorable Real Estate Selection and Management. We believe that our store locations are integral to our success. As a result of our 60-year operating history and more than 15 million square feet of stores under lease, we have developed long-term relationships with real estate developers nationwide and are generally able to negotiate advantageous lease terms. Our stores carry products complementary to other strip center retailers and draw desirable customers to such centers. As we pursue our transformation plan to replace traditional stores with superstores over time, we have been able to build flexibility by reducing the outstanding term of existing traditional store leases through splitting of renewal options or negotiating short-term renewals. We manage our lease exit costs aggressively on traditional stores that we close. Despite closing 245 traditional stores over the last five years as a result of superstore growth and our store rationalization program, we only have six closed store locations today where we have been unable to terminate the lease or sub-let the property. Our remaining lease obligation on these six store properties is $1.4 million.

•	Strong Balance Sheet And Cash Flow Generation. Our debt outstanding at January 31, 2004, after giving effect to the offering of the outstanding notes and our use of the net proceed therefrom, including the repurchase of our 10 3/8% senior subordinated notes due 2007, is $119.2 million ($101.8 million, net of cash), which represents a debt to total capitalization ratio of approximately 25.8% (and a net debt to total capitalization ratio of approximately 22.9%). We have demonstrated historically an ability to drive significant free cash flow before capital expenditures. Our maintenance capital expenditures have historically averaged $15 to $20 million per year, with the balance of our historical capital expenditures devoted to new store growth and infrastructure investments. During fiscal 2005, we expect to open approximately 30 to 35 new stores, the majority of which will be superstores, and close approximately 70 traditional stores, the majority of which are related to the superstore openings. We also plan to spend a total of $40 million on point-of-sale upgrades in fiscal 2005 through fiscal 2007 and $40 to $45 million to build a third owned distribution center by the end of fiscal 2006. Our growth plans over the next three years, including these infrastructure investments, are expected to be funded by cash flows from operations.

•	Experienced Management Team. Our executive management team has an average of 10 years of fabric and craft industry experience. Our CEO has led our Company since 1985. In addition, our four general merchandise managers collectively have an average of 15 years of fabric, craft and home decorating industry buying experience.

Business Strategy

      We intend to improve our operating performance by opening additional superstores, growing same-store sales and improving margins and inventory productivity. Key elements of this business strategy are:

      Open Additional Superstores. Our strategy is to roll out our refined superstore format across the nation. Our research has demonstrated that our customers have a better perception of the quality and pricing of our products when they are presented in our superstore format. We believe that our prototype 35,000 square foot superstore gives us a competitive advantage in the industry. Our superstores provide a unique shopping experience by offering a full creative selection — of sewing, crafting, floral, framing, seasonal and home décor accessories — all under one roof. We generally close 1.3 traditional stores for every superstore that we open. Our superstores typically average over three times the revenues of the traditional stores they replaced. In markets where we have opened multiple superstores, we have been able to grow our revenues significantly and, we believe, expand the market size and our share of market. For example, in Phoenix, Arizona, we have replaced seven of the 15 traditional stores in that market with four superstores over the last six years, and we have increased our revenues in that market from $13 million to $38 million. We believe we have an opportunity to replace an additional six traditional stores in that market with superstores and further grow our revenues. We believe we can replicate our performance in Phoenix in the top 100 to 125 markets across the nation. As of January 31, 2004, we operated 86 superstores in 19 states.

      Grow Same-Store Sales. Both our traditional stores and superstores present opportunities to improve same-store sales. Our focus in this effort is improving in-stocks, customer service and merchandise-driven initiatives. We primarily market via direct mail. We send direct mail circulars to three million customers approximately every two weeks. We believe that we can more efficiently and effectively drive repeat business by fine-tuning our direct mail and newspaper insert promotions. We are committed to frequent updates of the category merchandise offerings in our stores to keep our product offering fresh and compelling to our customers. Our focus is on placing key items at compelling prices on our end-cap displays. Because many of our store team members are sewing and crafting enthusiasts themselves, we also believe we can drive increased sales with knowledgeable customer service and assistance.

      Improve Margins. We believe we can improve gross margins by further reducing our level of clearance and promotional activity, a strategy we successfully executed over the last half of fiscal 2004, through less aggressive use of coupons and tighter seasonal purchase commitments. We believe we can also improve margins by refining our supply chain management and merchandising in our stores. We continually examine our partnerships with our vendors to improve supply chain efficiency. We also continue to explore new product sourcing opportunities or sources through different channels. We continuously monitor store performance to optimize our store portfolio. For stores that have been open for more than one year, we have only six that are not cash flow positive on a four-wall basis today.

      Improve Inventory Productivity. Our enterprise-wide inventory management system enables us to improve our product mix on an ongoing basis. Our SAP Retail merchandising systems have been in operation since March 2000, and we have been operating since July 2001 on our current automated replenishment systems. We believe we have further opportunities to improve the accuracy of our perpetual inventories, perfect our merchandise and assortment planning tools and develop more sophisticated sales forecasting tools in order to replenish goods in our stores more efficiently and effectively. We believe we have the ability to improve margins by further increasing inventory turns. Our goal is to increase inventory turns from 2.4 times in fiscal 2004 to 3 times over the next several years.

Product Selection

      The following table shows our net sales by principal product line as a percentage of total net sales:

	Fiscal Year-Ended

	January 31,	February 1,	February 2,
	2004	2003	2002

Principal product line:
Softlines	63%	63%	64%
Hardlines and seasonal	37%	37%	36%

Total	100%	100%	100%

Softlines

      We offer a broad and comprehensive assortment of fabrics in both our traditional and superstore formats. These fabrics are merchandised by end use much like a department store and are sourced from throughout the world to offer our customers a combination of unique design, fashion forward trends, and value. Our assortments feature a combination of national brands and private labels. Our stores are organized in the following categories for the convenience of the sewer:

•	fashion and sportswear fabrics, used primarily in the construction of garments for the customer seeking a unique, fashion forward look;

•	special occasion fabrics used to construct evening wear, bridal and special occasion outfits;

•	craft fabrics, used primarily in the construction of quilts, craft and seasonal projects for the home;

•	juvenile designs for the construction of garments as well as blankets and décor accessories;

•	special-buy or fabrics representing extreme values for our customer;

•	home decorating fabrics and accessories used in home related projects such as window treatments, furniture and bed coverings (in addition to the in-store assortment, we offer a special order capability for additional designs);

•	a wide array of notions, which represent items incidental to sewing-related projects — including cutting implements, threads, zippers, trims, tapes, pins, elastics, buttons and ribbons as well as the patterns necessary for most sewing projects; and

•	sewing-related accessories including lighting, organizers, and sewing machines. Our high volume stores offer a wider selection of sewing machines through leased departments with third parties from whom we receive sublease income.

Hardlines and Seasonal

      We offer a broad assortment of hardlines merchandise for the creative enthusiast. Our superstores offer the complete array of categories while our traditional stores, due to their smaller size, merchandise edited assortments. We offer the following hardline selections:

•	papercrafting components, such as albums, papers, stickers, stamps, and books used in the popular home based activities of scrapbooking and card making;

•	craft materials, including items used for stenciling, jewelry making, decorative painting, wall decor, and kids crafting;

•	brand-name fine art materials, including items such as pastels, water colors, oil paints, acrylics, easels, brushes, paper and canvas;

•	yarn and accessories as well as needlecraft kits and supplies;

•	a comprehensive assortment of books and magazines to provide inspiration for our customer;

•	framed art, photo albums and ready-made frames and, in superstores, full service in-store framing departments;

•	floral products, including artificial flowers, dried flowers and artificial plants, sold separately or in ready-made and custom floral arrangements and a broad selection of accessories essential for floral arranging and wreath making; and

•	home décor accessories including baskets, candles and accent collections designed to complement our home décor fashions.

      In addition to the basic categories described above, our stores regularly feature seasonal products, which complement our core merchandising strategy. Our seasonal offering spans all product lines and includes finished decorations, gifts and accessories that focus on holidays including Easter, Halloween and Christmas, as well as seasonal categories such as patio/garden. We own several private label seasonal brands including the “Cottontale Collection,” “Spooky Hollow,” “Santa’s Workbench,” and “Garden Gate Designs.”

      During the Christmas selling season, a significant portion of floor and shelf space is devoted to seasonal crafts, decorating and gift-making merchandise. Due to the project-oriented nature of these items, our peak selling season extends longer than that of other retailers and generally runs from September through December. In fiscal 2004, approximately 32 percent of our net sales and 57 percent of our operating profits were generated during the fourth quarter.

      During fiscal 2004, 50 percent of superstore net sales were derived from softlines and 50 percent from hardlines. For our traditional stores, 69 percent of net sales were derived from softlines and 31 percent from hardlines during fiscal 2004.

Marketing

      We have a proprietary mailing list, and we send direct mail circulars to the top customers approximately every two weeks. This allows us to efficiently reach our target market. We focus our advertising on direct mail circulars for our traditional stores. For our superstores, we supplement our direct mail advertising program with newspaper insert advertising. Our circulars and newspaper inserts feature numerous products offered at competitive prices and emphasize the wide selection of merchandise available in our stores.

      In our efforts to market the Jo-Ann Stores concept we also focus on developing long-term relationships with our customers. These efforts include providing knowledge and inspiration in-store through classes, demonstrations and project sheets. This inspiration is also reinforced in our quarterly Jo-Ann magazine, sold in our stores and other outlets, and other collateral marketing tactics.

      We also reach our customers through our relationship with IdeaForest, which operates joann.com, an on-line site for sewing and craft merchandise, creative ideas, advice and supplies. As part of the strategic relationship, IdeaForest, which operates as an independent entity, is responsible for all on-line marketing and technology support to the joann.com website. We hold a 28.5 percent equity investment in IdeaForest, and we sell product to IdeaForest, with customer fulfillment and service being handled by IdeaForest.

Purchasing

      We have numerous domestic and international sources of supply available for each category of product that we sell. During fiscal 2004, approximately 71 percent of our purchases were sourced domestically and 29 percent were sourced internationally. Although we have no long-term purchase commitments with any of our suppliers, we strive to maintain continuity with them. All purchases are centralized through our store support center, allowing store team leaders and store team members to focus on customer sales and service and enabling us to negotiate volume discounts, control product mix and ensure quality. Currently, none of our suppliers represent more than 3 percent of our annual purchase volume and the top ten suppliers represent less than 20 percent of our total annual purchase volume. We currently utilize approximately 900 merchandise suppliers, with the top 200 representing more than 80 percent of our purchasing volume.

Logistics

      At the end of fiscal 2004, we operated two owned distribution centers which ship products to all of our stores on a weekly basis. Based on purchase dollars, approximately 82 percent of the products in our stores are shipped through our distribution center network, with the remaining 18 percent of our purchases shipped directly from our suppliers to our stores. Our primary distribution center facility is located in Hudson, Ohio and supplies product to approximately two-thirds of our store base and our Visalia, California distribution center, which opened in April 2001, services the remaining one-third of our store base.

      We transport product from our distribution centers to our stores utilizing contract carriers. Merchandise is shipped directly from our distribution centers to our stores using dedicated core carriers for approximately 90 percent of our store base. For the remaining 10 percent of our chain, we transport product to the stores using less than truckload carriers or through three regional “hubs” where it is crossdocked for local delivery. We do not own either the regional hubs or the local delivery vehicles.

Store Operations

      Site Selection. We believe that our store locations are integral to our success. New sites are selected through a coordinated effort of our real estate, finance and operations management teams. In evaluating the desirability of a potential store site, we consider both market demographics and site-specific criteria. Market demographic criteria that we consider important include total population, number of households, median household income, percentage of home ownership versus rental, and historical and projected population growth over a ten-year period. Site-specific criteria that we consider important include rental terms, our position within the strip shopping center, size of the location, age of the shopping center, co-tenants, proximity to highway access, traffic patterns and ease of entry from the major roadways framing the strip location.

      Our expansion strategy is to give priority to adding stores in existing superstore markets in order to create economies of scale associated with advertising, distribution, field supervision, and other regional expenses. We believe that there are attractive opportunities in most of our existing markets and in numerous new markets.

      Costs of Opening Stores. We employ standard operating procedures that allow us to efficiently open new stores and integrate them into our information and distribution systems. We develop a standardized floor plan, inventory layout, and marketing program for each new store we open. We typically open new stores during the period from February through October to maximize sales, and minimize disruption to store operations, during our peak selling season.

      Store Management. Traditional stores generally have four full-time team members and 10 to 15 part-time team members, while superstores typically have approximately 10 full-time team members and 35 to 40 part-time team members. Store team leaders are compensated with a base salary plus a bonus which is tied to quarterly store sales and customer satisfaction survey results and annual store shrink rates. In addition, superstore team leader bonuses are tied to annual store operating profit.

      Traditional store team leaders are typically promoted from a group of top performing assistant managers, some of whom started as our customers. This continuity serves to solidify long-standing relationships between our stores and our customers. When a traditional store is closed due to the opening of a superstore, we generally retain its team members to staff the new superstore. Superstore team leaders have primarily been staffed with individuals from outside the Company who have previous experience in managing “big-box” retail concepts; however, as we have increased the number of superstore openings, we are developing training and development programs to promote more new superstore managers from within our organization.

      Each store is under the supervision of a district team leader who reports to a regional vice president. Our prospective store team leaders are assigned to one of our existing stores as management-trainees for several weeks where they receive in-depth on-the-job training.

Stores

      The following table shows our stores by type and state at January 31, 2004:

	Traditional	Superstore	Total

Alabama	2	—	2
Alaska	6	—	6
Arizona	13	4	17
Arkansas	1	—	1
California	91	6	97
Colorado	13	—	13
Connecticut	15	2	17
Delaware	3	—	3
Florida	48	9	57
Georgia	8	4	12
Idaho	9	—	9
Illinois	40	2	42
Indiana	26	3	29
Iowa	11	—	11
Kansas	8	1	9
Kentucky	5	—	5
Louisiana	7	—	7
Maine	5	—	5
Maryland	19	3	22
Massachusetts	24	—	24
Michigan	43	12	55
Minnesota	16	6	22
Missouri	12	1	13
Montana	7	—	7
Nebraska	5	—	5
Nevada	4	2	6
New Hampshire	8	—	8
New Jersey	13	—	13
New Mexico	6	—	6
New York	37	7	44
North Carolina	8	—	8
North Dakota	4	—	4
Ohio	56	11	67
Oklahoma	5	—	5
Oregon	26	—	26
Pennsylvania	47	1	48
Rhode Island	2	—	2
South Carolina	2	—	2
South Dakota	2	—	2
Tennessee	2	3	5
Texas	50	4	54
Utah	13	—	13
Vermont	4	—	4
Virginia	22	—	22
Washington	32	5	37
West Virginia	5	—	5
Wisconsin	21	—	21

Total	806	86	892

      The following table reflects the number of stores opened, expanded or relocated and closed during each of the past five fiscal years (square footage in thousands):

			Stores in
	Stores	Stores	Operation at	Expanded	Square
Fiscal Year	Opened	Closed	Year-End	or Relocated	Footage

2000	29	(61)	1,026	22	15,642
2001	18	(37)	1,007	9	16,068
2002	12	(60)	959	10	15,897
2003	3	(43)	919	6	15,435
2004	19	(46)	892	—	15,377

      Our new store opening costs depend on the building type, store size and general cost levels in the geographical area. During fiscal 2004, we opened 16 superstores, 13 of which represented our 35,000 square foot prototype. Our average net opening cost of a superstore is $1.9 million, which includes leasehold improvements, furniture, fixtures and equipment, inventory (net of payable support) and pre-opening expenses. Also during fiscal 2004, we opened three traditional stores, with an average square footage of approximately 22,000 square feet. Our average net opening cost of a traditional store is $1.1 million, which includes leasehold improvements, furniture, fixtures and equipment, inventory (net of payable support) and pre-opening expenses.

      During fiscal 2005, we expect to open approximately 30 new superstores and five traditional stores and close approximately 70 traditional stores, approximately 40 of which are related to the superstore openings. We currently have committed to leases for 32 of the 35 planned projects.

Information Technology

      Our point-of-sale register transactions are polled nightly and our point-of-sale system interfaces with both our financial and merchandising systems. We utilize point-of-sale registers and scanning devices to record the sale of product at a SKU level at our stores. We also utilize handheld radio frequency terminals for a variety of store tasks including price look-up, perpetual inventory exception counting, merchandise receiving, vendor returns and fabric sales processing. In the past two years, we installed broadband communication and new store controllers in all of our stores, resulting in a greatly enhanced customer checkout experience and a better platform to further automate internal store communications.

      Information obtained from item-level scanning through our point-of-sale system enables us to identify important trends to eliminate less profitable SKUs, increase in-stock levels of more popular SKUs, analyze product margins and generate data for advertising cost/benefit evaluations. We also believe that our point-of-sale system allows us to provide better customer service by increasing the speed and accuracy of register checkout, enabling us to more rapidly re-stock merchandise and efficiently re-price sale items.

      In March 2000, we went live on SAP Retail. The completion of the retail portion of this project merged all of our financial, merchandise and retail systems and linked business processes on a single software platform. The total cost of SAP Retail was approximately $33.0 million and is being amortized over five years. We initially experienced operating difficulties stemming from the implementation of SAP Retail. During fiscal year 2002, we stabilized operations under SAP Retail and the system is now being used to fine tune our processes. In-stock positions and inventory turns have significantly improved, primarily driven by our auto-replenishment and improved inventory management capabilities.

Status of Product or Line of Business

      During fiscal 2004, there was no public announcement nor is there a public announcement anticipated, about either a new product line or line of business involving the investment of a material portion of our assets.

Trademarks

      We do business under the federally registered trademark “Jo-Ann Fabrics and Crafts” and we also own several trademarks relating to our private label products. We believe that our trademarks are significant to our business.

Seasonal Business

      Our business exhibits seasonality which is typical for most retail companies, with much stronger sales in the second half of the year than in the first half of the year. Net earnings are highest during the months of September through December when sales volumes provide significant operating leverage. Borrowing requirements needed to finance our operations fluctuate during the year and reach their highest levels during the second and third fiscal quarters as we increase our inventory in preparation for our peak selling season.

Customer Base

      We are engaged in the retail sale of merchandise to the general public and, accordingly, no part of our business is dependent upon a single customer or a few customers. During fiscal 2004, no one store accounted for more than one percent of total net sales.

Backlog of Orders

      We sell merchandise to the general public on a cash and carry basis and, accordingly, we have no significant backlog of orders.

Competitive Conditions

      We are the nation’s largest specialty retailer of fabrics and one of the largest specialty retailers of crafts, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. Our stores compete with other specialty fabric and craft retailers and selected mass merchants, including Wal-Mart, that dedicate a portion of their selling space to a limited selection of fabrics and craft supply items. We compete on the basis of product assortment, price, convenience and customer service. We believe the combination of our product assortment, customer service emphasis, systems technology and frequent advertising provides us with a competitive advantage.

      There are two public companies that we compete with nationally in the fabric and craft specialty retail industry, one in the fabric segment (Hancock Fabrics, Inc. — 433 stores and $440 million in revenues) and one in the craft segment (Michaels Stores, Inc. — 969 stores and $3.1 billion in revenues). There is also a public company competitor in the craft segment (A.C. Moore, Arts & Crafts, Inc.) that is a rapidly growing regional operator of 81 stores and over $430 million in revenues. The balance of our competition is comprised of regional and local operators. We believe that there are only three or four other competitors, in addition to those described above, with fabric or craft sales exceeding $100 million annually. We believe that we have several advantages over most of our smaller competitors, including:

•	purchasing power;

•	ability to support efficient nationwide distribution; and

•	the financial resources to execute our strategy and capital investment needs going forward.

Research and Development

      During the three fiscal years ended January 31, 2004, we have not incurred any material expense on research activities relating to the development of new products or services or the improvement of existing products or services.

Environmental Disclosure

      We are not engaged in manufacturing. Accordingly, we do not believe that compliance with federal, state and local provisions regulating the discharge of material into the environment or otherwise relating to the protection of the environment will have a material adverse effect upon our capital expenditures, income or competitive position.

Employees

      As of January 31, 2004, we had approximately 21,750 full and part-time employees, of whom 20,200 worked in our stores, 400 were employed in our Hudson distribution center, 250 were employed in our Visalia distribution center and 900 were employed at our store support center in Hudson. The number of part-time employees is substantially higher during our peak selling season. We believe our employee turnover is below average for retailers primarily because our stores are staffed with sewing and crafting enthusiasts. In addition, we provide an attractive work environment, employee discounts, flexible hours and competitive compensation packages within the local labor markets. Our ability to offer flexible scheduling is important in attracting and retaining these employees since approximately 73 percent of our employees work part-time.

      The United Steelworkers of America, Upholstery and Allied Industries Division currently represents employees who work in our Hudson, Ohio distribution center. Our current contract expires on January 31, 2005. Negotiations have begun with respect to that contract. We believe that our relations with our employees and the union are good and we have no reason to believe that current contract negotiations will not be successful.

Foreign Operations and Export Sales

      In fiscal 2004, we purchased approximately 29 percent of our products directly from manufacturers located in foreign countries. These foreign suppliers are located primarily in China and other Asian countries. In addition, many of our domestic suppliers purchase a portion of their products from foreign suppliers. Because a large percentage of our products are manufactured or sourced abroad, we are required to order these products further in advance than would be the case if the products were manufactured domestically. If we underestimate consumer demand, we may not be able to fully satisfy our customers on a timely basis. If we overestimate consumer demand, we may be required to hold goods in inventory for a longer period of time or to reduce selling prices in order to clear excess inventory at the end of a selling season. We do not have long-term contracts with any manufacturers.

      Foreign manufacturing is also subject to a number of other risks, including work stoppages, transportation delays and interruptions, political instability, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other events. If any of these events occur, it could result in a material adverse effect on our business, financial condition, results of operations and prospects. In addition, reductions in the value of the U.S. dollar could ultimately increase the prices that we pay for our products.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers are as follows:

Name	Age	Position

Alan Rosskamm	54	Chairman of the Board, President and Chief Executive Officer
Dave Bolen	52	Executive Vice President, Merchandising, Marketing and Logistics
Brian Carney	43	Executive Vice President, Chief Financial Officer
Michael Edwards	43	Executive Vice President, Operations
Valerie Gentile Sachs	48	Executive Vice President, General Counsel and Secretary
Rosalind Thompson	54	Executive Vice President, Human Resources
Scott Cowen(1)(2)(3)	57	Director
Ira Gumberg(1)	50	Director
Patricia Morrison(1)(2)(3)	44	Director
Frank Newman(1)(2)(3)	55	Director
Beryl Raff(1)(2)(3)	53	Director
Gregg Searle(1)(2)(3)	55	Director
Tracey Thomas-Travis(1)(2)(3)	41	Director

(1)	Member of the Corporate Governance Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

      Alan Rosskamm has been Chairman of the Board, President and Chief Executive Officer of our Company for more than five years. He is a member of one of the two founding families of our Company and has been employed by us since 1978. Mr. Rosskamm is also a Director of Charming Shoppes Inc., a women’s apparel retailer.

      Dave Bolen has been Executive Vice President, Merchandising, Marketing and Logistics of our Company since March 2001. He was Executive Vice President, Stores and Business Development from August 1997 to March 2001 and Senior Vice President, General Manager of Jo-Ann etc from March 1997 to August 1997. Prior to joining our Company, he was Executive Vice President-Operations of Michaels Stores, Inc., a national craft retailer, from July 1994 to August 1996.

      Brian Carney has been Executive Vice President, Chief Financial Officer of our Company for more than five years. Prior to joining our Company, he was Senior Vice President-Finance from May 1996 to August 1997, and Vice President and Controller from June 1992 to May 1996, of Revco D.S., Inc., a retail drugstore chain (acquired by CVS Corporation in 1997).

      Michael Edwards has been Executive Vice President, Operations of our Company since April 2001. Prior to joining our Company, he was Executive Vice President, Merchandising and Chief Marketing Officer of West Marine, Inc., a specialty retailer of boating supplies, from June 1999 to March 2001. Mr. Edwards will be leaving our Company at the end of May 2004 to join west coast retailer, lucy activewear, inc., as its President and CEO.

      Valerie Gentile Sachs has been Executive Vice President, General Counsel and Secretary of our Company since January 2003. Prior to joining our Company, she was the General Counsel of Marconi plc, of London, England, a global company serving the communications industry, from March 2002. Previously she was Executive Vice President and General Counsel from April 2001 to March 2002, and Vice President and

General Counsel from November 2000 to April 2001 of Marconi Communications, Inc., the operating company for Marconi in the Americas. From December 1997 to November 2000, she was Vice President, General Counsel and Secretary for RELTEC Corporation, a network equipment and network services provider. RELTEC Corporation went public in March 1998 and was acquired by Marconi in April 1999.

      Rosalind Thompson has been Executive Vice President, Human Resources of our Company since December 1999. She was previously Senior Vice President, Human Resources from March 1992 to December 1999.

      Scott Cowen has been President of Tulane University and the Seymour S Goodman Professor of Management since July 1998. Previously, he was Dean of the Weatherhead School of Management and A.J. Weatherhead III Professor of Management, Case Western Reserve University, for more than five years. Dr. Cowen is also a Director of American Greetings Corporation, Forest City Enterprises, Inc. and Newell Rubbermaid Inc.

      Ira Gumberg has been President and Chief Executive Officer of J.J. Gumberg Co., a real estate development and investment company, for more than five years. J.J. Gumberg Co. is among the top 25 owner/developers in the country, and has a portfolio of more than 30 shopping centers, consisting of over 12 million square feet of space in multiple states. Mr. Gumberg is a member of the board of directors of Mellon Financial Corporation, and a board member of The Pittsburgh Cultural Trust and the Allegheny Conference on Community Development. Mr. Gumberg currently serves as trustee and vice chair of the Finance Committee for Carnegie Mellon University and as a member of the board of visitors for the University of Pittsburgh, Joseph M. Katz School of Business.

      Patricia Morrison has been Executive Vice President and Chief Information Officer for Office Depot, Inc., a supplier of office products and services, since January 2002. From June 2000 to January 2002, she was Chief Information Officer for The Quaker Oats Company, a manufacturer and marketer of food and beverage products. From April 1997 to June 2000, she was Chief Information Officer for GE Industrial Systems, a division of the General Electric Company, a diversified industrial corporation.

      Frank Newman has been Chairman and Chief Executive Officer of Medical Nutrition, Inc., a nutrition-medicine company, since March 2003. Previously, he was a private investor and consultant from January 2001 to March 2003, Chief Executive Officer from April 2000 to January 2001 of more.com, an on-line health, beauty and wellness retailer, and Chairman of the Board from February 1997 to March 2000, President and Chief Executive Officer from February 1996 to March 2000 and President from July 1993 to March 2000 of Eckerd Corporation, a pharmacy retailer. He is also a Director of Jabil Circuit, Inc., Medical Technology Systems, Inc. and Medical Nutrition, Inc.

      Beryl Raff has been Senior Vice President-General Merchandising Manager for the Retail Jewelry Division of J.C. Penney Company, Inc., a department store retailer, since May 2001. Previously, she spent six years with Zale Corporation, a specialty retailer of fine jewelry, advancing to Chairman and Chief Executive Officer and spent 19 years with R.H. Macy & Company, a department store retailer, advancing to Senior Vice President/ General Merchandising Manager.

      Gregg Searle has been President and Chief Executive Officer of Compel Holdings Inc., a network infrastructure services company, since November 2001 and President and Chief Executive Officer of StoneGate Holdings, Ltd., a private investment company, since October 1999. Previously, he was President and Chief Operating Officer from November 1996 to September 1998 of Diebold, Incorporated, a manufacturer of ATMs and security products.

      Tracey Thomas-Travis has been Senior Vice President, Finance for Limited Brands, Inc., an apparel and personal care products retailer, since April 2002. Previously she was Vice President, Finance and Chief Financial Officer of Intimate Brands, Inc., a women’s intimate apparel and personal care products retailer, from April 2001 to April 2002 and Chief Financial Officer of the Beverage Can Americas group of American National Can, a manufacturer of metal beverage cans, from 1999 to 2001.

PRINCIPAL SHAREHOLDERS

      The following table sets forth, as of April 16, 2004 (except as otherwise noted), the amount of common shares beneficially owned by each person or group known to us to be beneficial owners of more than 5% of our common shares and the amount of common shares beneficially owned by (1) each of our directors, (2) our chief executive officer and the four other most highly compensated executive officers, and (3) all our executive officers and directors as a group. The information provided in connection with this table has been obtained from our records and a review of statements filed with the Securities and Exchange Commission. Unless otherwise indicated, each of the persons listed in the following table has sole voting and investment power with respect to the common shares set forth opposite his or her name. As of April 16, 2004, there were 22,214,112 common shares were outstanding.

	Number of
	Common Shares	Percent of
Name of	Beneficially	Class if 1%
Beneficial Owner	Owned	or More

5% Owners
First Pacific Advisors, Inc.(1)	2,302,970	10.37%
Betty Rosskamm(2)(3)(4)	1,486,341	6.69%
Alma Zimmerman(2)(4)(5)	1,138,535	5.13%

Directors
Alan Rosskamm(2)(6)	2,388,907	10.50%
Scott Cowen(7)	43,606	*
Ira Gumberg(8)	19,107	*
Patricia Morrison(9)	5,750	*
Frank Newman(10)	43,771	*
Beryl Raff(11)	12,915	*
Gregg Searle(12)	50,923	*
Tracey Thomas-Travis(13)	6,318	*

Executive Officers
Dave Bolen(2)(14)	467,121	2.07%
Brian Carney(2)(15)	208,668	*
Mike Edwards(2)(16)	98,102	*
Valerie Gentile Sachs(2)(17)	30,790	*

All Executive Officers and Directors as a Group (13 persons)(2)(18)	3,519,203	14.95%

*	Less than 1%

(1)	The common shares listed are reported on Schedule 13G, dated February 5, 2004, filed with the Commission with respect to holdings as of December 31, 2003. The mailing address of First Pacific Advisors, Inc. is 11400 West Olympic Blvd., Suite 1200, Los Angeles, CA 90064.

(2)	The number of common shares beneficially owned by such persons under our Jo-Ann Stores, Inc. Savings Plan 401(k) is included as of March 31, 2004.

(3)	Mrs. Rosskamm’s beneficial ownership includes 53,750 common shares held by The Rosskamm Family Partnership with regard to which she has sole voting and dispositive power, 908,328 common shares held by Rosskamm Family Partners, L.P. with regard to which she has shared voting and dispositive power, and 144,183 common shares held by Rosskamm Family Partners, L.P. II with regard to which she also has shared dispositive power. The mailing address for Mrs. Rosskamm is 5555 Darrow Road, Hudson, OH 44236.

(4)	Mrs. Rosskamm, Mrs. Zimmerman and the Company are parties to an agreement, dated October 30, 2003, relating to their Jo-Ann Stores common shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders (the “Rosskamms”) and Mrs. Zimmerman and her lineal descendants and permitted holders (the “Zimmermans”), may each sell up to 400,000 common shares in any calendar year and may not sell more than 200,000 of those shares in any 180-day period. If either the Rosskamms or Zimmermans plan to sell a number of their respective common shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party and to the Company. Each of the Rosskamms and the Zimmermans are permitted to sell an unlimited number of shares to each other free of the Company’s right of first refusal and, with the permission of the other family party to the agreement, to the Company.

(5)	Mrs. Zimmerman’s beneficial ownership includes 779,862 common shares held as trustee. The mailing address for Mrs. Zimmerman is 5555 Darrow Road, Hudson, OH 44236.

(6)	Mr. Rosskamm’s beneficial ownership includes 529,750 common shares subject to stock options that are exercisable within 60 days, 51,400 common shares held as restricted stock, and an aggregate of 131,759 common shares held by Mr. Rosskamm as custodian or trustee for the benefit of family members and charities. His beneficial ownership also includes 908,328 common shares held by Rosskamm Family Partners, L.P. with regard to which he has shared voting and dispositive power, 144,183 common shares held by Rosskamm Family Partners, L.P. II with regard to which he has shared dispositive power, 123,095 common shares held by Caneel Bay Partners, L.P. I with regard to which he has sole voting and dispositive power and 25,493 common shares held by Caneel Bay Partners, L.P. II with regard to which he has dispositive power. The mailing address for Mr. Rosskamm is 5555 Darrow Road, Hudson, OH 44236.

(7)	Dr. Cowen’s beneficial ownership includes 28,518 common shares subject to stock options that are exercisable within 60 days, 4,393 common shares subject to a deferred compensation arrangement and 2,875 common shares held as restricted stock.

(8)	Mr. Gumberg’s beneficial ownership includes 9,404 common shares subject to stock options that are exercisable within 60 days, 6,828 common shares subject to a deferred compensation arrangement and 2,875 common shares held as restricted stock.

(9)	Ms. Morrison’s beneficial ownership includes 5,750 common shares held as restricted stock.

(10)	Mr. Newman’s beneficial ownership includes 33,118 common shares subject to stock options that are exercisable within 60 days, 4,903 common shares subject to a deferred compensation arrangement and 2,875 common shares held as restricted stock.

(11)	Ms. Raff’s beneficial ownership includes 6,950 common shares subject to stock options that are exercisable within 60 days and 5,750 common shares held as restricted stock.

(12)	Mr. Searle’s beneficial ownership includes 40,043 common shares subject to stock options that are exercisable within 60 days, 1,680 common shares subject to a deferred compensation arrangement and 2,875 common shares held as restricted stock.

(13)	Ms. Thomas-Travis’ beneficial ownership includes 568 common shares subject to a deferred compensation arrangement and 5,750 common shares held as restricted stock.

(14)	Mr. Bolen’s beneficial ownership includes 339,500 common shares subject to stock options that are exercisable within 60 days and 15,150 common shares held as restricted stock.

(15)	Mr. Carney’s beneficial ownership includes 125,000 common shares subject to stock options that are exercisable within 60 days and 15,150 common shares held as restricted stock.

(16)	Mr. Edwards’ beneficial ownership includes 68,500 common shares subject to stock options that are exercisable within 60 days and 26,650 common shares held as restricted stock. Mr. Edwards will be leaving our Company at the end of May 2004 to join west coast retailer, lucy activewear, inc., as its President and CEO.

(17)	Ms. Sachs’ beneficial ownership includes 15,000 common shares subject to stock options that are exercisable within 60 days and 15,150 common shares held as restricted stock.

(18)	Beneficial ownership for all executive officers and directors as a group includes 1,314,283 common shares subject to stock options granted under our stock option plans that are exercisable within 60 days, 18,372 common shares subject to a deferred compensation arrangement and 173,150 common shares held as restricted stock.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

      The following summary of our senior credit facility does not purport to be complete and is qualified in its entirety by referral to the agreement described, including definitions of certain capitalized terms used herein, copies of which are available upon request. See “Where You Can Find More Information.”

      On April 16, 2004, we amended and extended the expiration date of our senior credit facility originally entered into in April 2001 and led by Fleet Retail Group, Inc. Our senior credit facility, as amended, is a $350.0 million revolver that expires April 30, 2009. The prior credit facility provided for a $325.0 million revolver and a $40.0 million term loan, and would have expired on April 30, 2005. The amended facility is secured by a first priority perfected security interest in inventory, accounts receivable, property and other assets and is fully and unconditionally guaranteed by each of our wholly-owned subsidiaries. Interest on borrowings under the amended credit facility is calculated at the bank’s base rate or London Interbank Offered Rate (“LIBOR”) plus 1.25 percent to 2.00 percent, depending on the level of excess availability (as defined in the credit agreement) that is maintained. At May 1, 2004, our interest on borrowings under the amended credit facility was LIBOR plus 1.25 percent. The credit facility, as amended, contains a sub-limit for letters of credit of $200.0 million.

      Effective May 15, 2001, in connection with our financing under the original credit facility, the agent bank for the credit facility assumed assignment of our two interest rate swap agreements then outstanding. On May 16, 2001, the agent bank terminated those interest rate swap agreements and established a new interest rate swap with a fixed LIBOR rate of 6.72% and a notional amount of $90.0 million, reducing to $40.0 million on May 1, 2003, until its expiration on April 30, 2005.

      As of January 31, 2004, the Company had borrowings outstanding of $49.3 million under the credit facility at an interest rate of 3.1 percent (which excludes the impact of the interest rate swap referred to above) and $51.1 million of letters of credit outstanding.

      The Company’s weighted average interest rate (including the effect of the interest rate swap referred to above) and weighted average borrowings under the credit facility were 6.3 percent and $88.3 million during fiscal 2004 and 7.9 percent and $104.7 million during fiscal 2003. The decrease in the average interest rate is due to the notional amount of the current swap arrangement reducing to $40 million on May 1, 2003 from $90 million and, as a result, having less of an impact on the average interest rate under the credit facility than in the prior year.

      The senior credit facility, as amended, contains restrictive covenants applicable to the Company and its subsidiaries, subject to certain exceptions, regarding, among other things, the following matters:

•	changes in business operations;

•	the incurrence of indebtedness;

•	engaging in certain transactions with affiliates;

•	liens;

•	investments;

•	capital expenditures;

•	distributions and dispositions of assets;

•	advances or guarantees; and

•	maintenance of minimum consolidated net worth measured, when required, monthly.

      The senior credit facility, as amended, also includes certain events of default, including, but not limited to: failure to pay principal or interest; inaccuracy of representations; covenant defaults (some of which become Events of Default only if 30 days pass without resolution after notice of the default); final judgments against the Company in the aggregate amount of $2.0 million which remain undischarged, unsatisfied and unstayed for more than 30 days; certain bankruptcy and similar events involving us or certain of our subsidiaries; cancellation, revocation, termination or rescission of any of the documents evidencing the terms of the senior credit facility; and the occurrence of certain events with respect to any pension plans.

10 3/8% Senior Subordinated Notes due 2007

      As of January 31, 2004, we had $64.4 million of our 10 3/8% senior subordinated notes outstanding. Subsequent to January 31, 2004, $39.2 million of those notes were validly tendered by the holders pursuant to a tender offer. The notes tendered in the tender offer were purchased on February 26, 2004. In addition, on May 1, 2004, the remaining $25.2 million of our 10 3/8% senior subordinated notes were redeemed in accordance with the call provisions of the related indenture.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      On February 26, 2004, we sold $100.0 million in principal amount of the outstanding notes in a private placement to a limited number of initial purchasers. In connection with the sale of the outstanding notes, we and the initial purchasers entered into a registration rights agreement, dated as of February 26, 2004. Under that agreement, we must, among other things, use our commercially reasonable efforts to file with the SEC a registration statement under the Securities Act covering the exchange offer and to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must also offer each holder of the outstanding notes the opportunity to exchange its outstanding notes for an equal principal amount at maturity of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on our books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

      We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

      In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the Exchange Notes

      Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and Effect of the Exchange Offer” apply to you.

      If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

      The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 11:59 p.m., New York City time, on the day the exchange offer expires.

      As of the date of this prospectus, $100.0 million in principal amount of the outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

      The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of outstanding notes, including the right to receive additional incremental interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.

      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any outstanding notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “— Effect of Not Tendering.”

      We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those outstanding notes promptly after the expiration date of the exchange offer. See “— Procedure for Tendering.”

      Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses in connection with the exchange offer.

Expiration Date; Extensions; Amendments

      The expiration date is 11:59 p.m., New York City time, on July 9, 2004, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under “— Conditions.”

      To extend the exchange offer, we must notify the exchange agent by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

      We reserve the right:

•	to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

      Any delay in acceptances, extension, termination or amendment will be followed promptly by a public announcement of the delay, extension, termination or amendment. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

      Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

      When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after the expiration date of the exchange offer. See “— Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.

      In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder.

Conditions

      We will not be required to complete the exchange offer and may terminate or amend it if, at any time before the acceptance or exchange of the notes:

•	we determine that the exchange offer violates any applicable law or interpretation of the SEC; or

•	any action has been commenced or threatened in any court or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to consummate the exchange offer.

      These conditions are for our sole benefit and may be asserted or waived by us at any time in our sole discretion. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights. These rights will be ongoing and may be asserted by us at any time.

      In addition, we will not complete the exchange offer if any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes. In any such event, we must make every reasonable effort to obtain the withdrawal of any stop order at the earliest possible moment.

Procedure for Tendering

      To tender in the exchange offer, you must complete, sign and date an original letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company’s Automatic Tenders Over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit any agent’s message to the exchange agent account at The Depository Trust Company. The term “agent’s message” means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part of a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before the expiration of the exchange offer.

      If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

      If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless we waive such requirement.

      We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, nor any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

      In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under “— Conditions,” to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding debt, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

      If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “— Resale of the Exchange Notes”; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder of the outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

Effect of Not Tendering

      After the completion of the exchange offer, the outstanding notes will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of outstanding notes not tendered into the exchange offer will have no further registration rights. Accordingly, upon completion of the exchange offer, the liquidity of the market for the outstanding notes could be adversely affected.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed Delivery Procedures

      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 11:59 p.m., New York City time, on the expiration date of the exchange offer.

      To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

      We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

      Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedure for Tendering” at any time prior to the expiration date of the exchange offer.

Termination of Certain Rights

      All rights given to holders of outstanding notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use reasonable best efforts to keep the registration statement continuously effective during the 180-day period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the Exchange Notes.”

Exchange Agent

      National City Bank has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, and requests for copies of the notice of guaranteed delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:

By Mail:	By Hand or Overnight Courier:	New York Drop:

National City Bank P.O. Box 92301 Cleveland, Ohio 44193-0900	National City Bank Corporate Trust Operations 3rd Floor-North Annex 4100 West 150th St. Cleveland, Ohio 44135-1385	The Depository Trust Company Transfer Agent Drop Service 55 Water Street Jeanette Park Entrance New York, New York 10041
By Facsimile: (216) 222-9326
Confirm by Telephone: (216) 222-2552 Attn: Holly Pattison

DESCRIPTION OF THE NOTES

      The exchange notes will be issued under the Indenture. We entered into the Indenture on February 26, 2004 with the Guarantors and National City Bank, as Trustee. The terms of the exchange notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939.

      The exchange notes and any of the outstanding notes that are not tendered into the exchange offer will be treated as a single class of securities under the Indenture. Accordingly, references in this section of the prospectus to “Notes” include the exchange notes and any of the outstanding notes that are not tendered into the exchange offer, unless otherwise indicated.

      The following description is a summary of the material provisions of the Notes and the Indenture. It does not restate the Indenture in its entirety. Section references in parentheticals refer to specific sections of the Indenture. A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and will also be made available to holders of the outstanding or exchange notes upon request to the Company. For definitions of certain capitalized terms used in the following summary, see “— Certain Definitions.”

Maturity, Principal and Interest

      The Notes will mature on March 1, 2012, and will be limited to $100,000,000 aggregate principal amount, subject to our ability to issue additional notes which may be of the same series as these Notes as described under “— Further Issues.” The Notes will be unsecured senior subordinated obligations of the Company. Each Note will bear interest at the rate described on the cover page from February 26, 2004 or from the most recent interest payment date on which interest has been paid, payable semiannually in arrears on March 1 and September 1 in each year, commencing September 1, 2004.

      The Company will pay interest to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the February 15 or August 15 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30- day months. (Sections 202, 301 and 309)

      Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes. Payment of interest also may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. (Sections 301, 305 and 1002)

      The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Sections 302 and 305)

      Settlement for the Notes will be made in same day funds. All payments of principal and interest will be made by the Company in same day funds. The Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary” or “DTC”) until maturity, and secondary market trading activity for the Notes will therefore settle in same day funds.

Guarantees

      Payment of the Notes is guaranteed by the Guarantors jointly and severally, fully and unconditionally, on a senior subordinated basis. The Guarantors are comprised of all of the direct and indirect Wholly Owned Restricted Subsidiaries of the Company. In addition, if any Restricted Subsidiary of the Company becomes a guarantor or obligor in respect of any other Indebtedness of the Company or any of the Restricted Subsidiaries, the Company shall cause such Restricted Subsidiary to enter into a supplemental indenture pursuant to which such Restricted Subsidiary shall agree to guarantee the Company’s obligations under the Notes.

      If the Company defaults in payment of the principal of, premium, if any, or interest on the Notes, each of the Guarantors will be unconditionally, jointly and severally obligated to duly and punctually pay the principal of, premium, if any, and interest on the Notes.

      The obligations of each Guarantor under its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from any other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

      Notwithstanding the foregoing, in certain circumstances a Guarantee of a Guarantor may be released pursuant to the provisions of subsection (c) under “— Certain Covenants — Limitation on Issuances of Guarantees of and Pledges for Indebtedness.” The Company also may, at any time, cause a Restricted Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the Notes by such Restricted Subsidiary on the basis provided in the Indenture.

Optional Redemption

      After March 1, 2008, the Company may redeem all or a portion of the Notes, on not less than 30 nor more than 60 days’ prior notice, in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning March 1 of the years indicated below:

Redemption
Year	Price

2008	103.750%
2009	101.875%

and as of March 1, 2010 and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

      In addition, at any time prior to March 1, 2007, the Company, at its option, may use the net proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price equal to 107.500% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that this redemption provision shall not be applicable with respect to any transaction that results in a Change of Control. At least 65% of the initial aggregate principal amount of Notes must remain outstanding immediately after the occurrence of such redemption. In order to effect this redemption, the Company must mail a notice of redemption no later than 30 days after the closing of the related Public Equity Offering and must complete such redemption within 60 days of the closing of the Public Equity Offering.

      If less than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national security exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by any other method the Trustee shall deem fair and reasonable. Notes redeemed in part must be redeemed only in integral multiples of $1,000. Redemption pursuant to the provisions relating to a Public Equity Offering must be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary). (Sections 203, 1101, 1105 and 1107)

Sinking Fund

      The Notes will not be entitled to the benefit of any sinking fund.

Purchase of Notes Upon a Change of Control

      If a Change of Control occurs, each holder of Notes will have the right to require that the Company purchase all or any part (in integral multiples of $1,000) of such holder’s Notes pursuant to a Change of Control offer. In the Change of Control offer, the Company will offer to purchase all of the Notes, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

      Within 30 days of any Change of Control or, at the Company’s option, prior to such Change of Control but after it is publicly announced, the Company must notify the Trustee and give written notice of the Change of Control to each holder of Notes, by first-class mail, postage prepaid, at his address appearing in the security register. The notice must state, among other things,

•	that a Change of Control has occurred or will occur and the date of such event;

•	the circumstances and relevant facts regarding such Change of Control, including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control;

•	the purchase price and the purchase date which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed, or such later date as is necessary to comply with requirements under the Securities Exchange Act of 1934; provided that the purchase date may not occur prior to the Change of Control;

•	that any Note not tendered will continue to accrue interest;

•	that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control offer shall cease to accrue interest after the Change of Control Purchase Date; and

•	other procedures that a holder of Notes must follow to accept a Change of Control offer or to withdraw acceptance of the Change of Control offer. (Section 1015)

      If a Change of Control offer is made, the Company may not have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control offer. The failure of the Company to make or consummate the Change of Control offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under “— Events of Default.”

      In addition to the obligations of the Company under the Indenture with respect to the Notes in the event of a Change of Control, the Company’s Credit Facility also contains an event of default upon a “change in control” as defined therein which obligates the Company to repay amounts outstanding under such indebtedness upon an acceleration of the indebtedness issued thereunder. A “change in control” under the Credit Facility will occur if, among other things, any Person or group, other than certain permitted holders, acquires 25% or more of the Company’s capital stock.

      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company. The term “all or substantially all” as used in the definition of “Change of Control” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. Therefore, if holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, it is not clear how a court interpreting New York law would interpret the phrase.

      The existence of a holder’s right to require the Company to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

      The provisions of the Indenture will not afford holders of the Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Company’s management or its Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its Affiliates) involving the Company that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Company’s management or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control if it is the type of transaction specified by such definition.

      The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Securities Exchange Act of 1934, and any other applicable securities laws or regulations in connection with a Change of Control offer.

      The Company will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements described in the Indenture applicable to a Change of Control offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control offer.

Ranking

      The payment of the principal of, premium, if any, and interest on, the Notes will rank junior to and be subordinated, as described in the Indenture, in right of payment, to the prior payment in full of all Senior Indebtedness (as defined below). The Notes will be senior subordinated indebtedness of the Company ranking equal to all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company.

      Upon the occurrence of any default in the payment of any Designated Senior Indebtedness (as defined below) beyond any applicable grace period and after the receipt by the Trustee from a representative of holders of any Designated Senior Indebtedness (a “Senior Representative”) of written notice of such default, no payment (other than payments previously made pursuant to the provisions described under “— Defeasance or Covenant Defeasance of Indenture”) or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made on account of the principal of, premium, if any, or interest on, the Notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes unless and until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

      Upon the occurrence and during the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately (a “Non-payment Default”) and after the receipt by the Trustee and the Company from a Senior Representative of written notice of such Non-payment Default, no payment (other than payments previously made pursuant to the provisions described under “— Defeasance or Covenant Defeasance of Indenture”) or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made by the Company on account of the principal of, premium, if any, or interest on, the Notes or on account of the purchase, redemption, defeasance or other acquisition of, or in respect of, the Notes for the period specified below (the “Payment Blockage Period”).

      The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee and the Company from a Senior Representative and shall end on the earliest of

(1) The 179th day after such commencement,

(2) the date on which such Non-payment Default (and all other Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full, or

(3) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Company or the Trustee from the Senior Representative initiating such Payment Blockage Period.

      When the Payment Blockage Period ends, the Company will promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the “Initial Period”). Any number of notices of Non-payment Defaults may be given during the Initial Period. However, during any period of 365 consecutive days only one Payment Blockage Period, during which payment of principal of, or interest on, the Notes may not be made, may commence and the duration of such period may not exceed 179 days and there must be an 186 consecutive day period in any 365 day period during which no Payment Blockage Period is in effect. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period. (Section 1303)

      If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See “— Events of Default.”

      The Indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under “— Consolidation, Merger, Sale of Assets”), all Senior Indebtedness must be paid in full before any payment or distribution (excluding distributions of certain permitted equity interests or subordinated securities) is made on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of the Notes (other than payments previously made pursuant to the provisions described under “— Defeasance or Covenant Defeasance of Indenture”). (Section 1302)

      By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full and the Company may be unable to meet its obligations fully with respect to the Notes.

      The Indenture will limit, but not prohibit, the incurrence by the Company and its Subsidiaries of additional Indebtedness, and the Indenture will prohibit the incurrence by the Company of Indebtedness that is subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes.

      Each Guarantee of a Guarantor will be an unsecured senior subordinated obligation of such Guarantor, ranking senior in right of payment to all other existing and future Indebtedness of such Guarantor that is expressly subordinated to Senior Guarantor Indebtedness (as defined below). The Indebtedness evidenced by the Guarantees will be subordinated to Senior Guarantor Indebtedness to substantially the same extent as the Notes are subordinated to Senior Indebtedness. During any period when payment on the Notes is blocked by Designated Senior Indebtedness, payment on the Guarantees will be similarly blocked.

      As of January 31, 2004, on a pro forma basis after giving effect to the sale of the Notes and the application of the estimated net proceeds of the offering of the Notes, the aggregate amount of Senior Indebtedness outstanding would have been approximately $19.2 million, the Guarantors would have had no Senior Guarantor Indebtedness outstanding (other than their Guarantees under the Credit Facility and the Notes), no Subordinated Indebtedness or Pari Passu Indebtedness would have been outstanding. See “Risk Factors — Our existing indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult for us to make payments on the exchange notes” and “Capitalization.”

      “Senior Indebtedness” means the principal of, premium, if any, and interest (including interest, to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.

      Notwithstanding the foregoing, “Senior Indebtedness” shall not include

(1) Indebtedness evidence by the Notes,

(2) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Company,

(3) Indebtedness which when incurred, and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to the Company,

(4) Indebtedness which is represented by Redeemable Capital Stock,

(5) any liability for foreign, federal, state, local or other taxes owed or owing by the Company to the extent such liability constitutes Indebtedness,

(6) Indebtedness of the Company to a Subsidiary or any other Affiliate of the Company or any of such Affiliate’s Subsidiaries,

(7) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by the Company, and amounts owed by the Company for compensation to employees or services rendered to the Company,

(8) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture, and

(9) Indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

      “Designated Senior Indebtedness” means (1) all Senior Indebtedness under the Credit Facility and (2) any other Senior Indebtedness which at the time of determination has an aggregate principal amount outstanding of at least $25 million and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as “Designated Senior Indebtedness” by the Company.

      “Senior Guarantor Indebtedness” means the principal of, premium, if any, and interest (including interest, to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any Indebtedness of any Guarantor (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to any Guarantee.

Notwithstanding the foregoing, “Senior Guarantor Indebtedness” shall not include

(1) Indebtedness evidenced by the Guarantees,

(2) Indebtedness that is subordinated or junior in right of payment to any Indebtedness of any Guarantor,

(3) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to any Guarantor,

(4) Indebtedness which is represented by Redeemable Capital Stock,

(5) any liability for foreign, federal, state, local or other taxes owed or owing by any Guarantor to the extent such liability constitutes Indebtedness,

(6) Indebtedness of any Guarantor to a Subsidiary or any other Affiliate of the Company or any of such Affiliate’s Subsidiaries,

(7) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by such Guarantor, and amounts owed by such Guarantor for compensation to employees or services rendered to such Guarantor,

(8) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture, and

(9) Indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

Certain Covenants

      The Indenture contains, among others, the following covenants:

      Limitation on Indebtedness. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur, contingently or otherwise (collectively, “incur”), any Indebtedness (including any Acquired Indebtedness), unless such Indebtedness is incurred by the Company or any Guarantor or constitutes Acquired Indebtedness of a Restricted Subsidiary and, in each case, the Company’s Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0:1.

      Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries may incur each and all of the following (collectively, the “Permitted Indebtedness”):

(1) Indebtedness of the Company or any Guarantor (and/or guarantees thereof by Restricted Subsidiaries of the Company) under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $365 million under any term, revolving or swingline credit facility thereunder or in respect of letters of credit thereunder minus (x) the amount by which any commitments or term loans thereunder are permanently reduced and minus, to the extent not subtracted by clause (x), (y) the aggregate amount of Net Cash Proceeds of Asset Sales applied to permanently reduce the loans or commitments with respect to such Indebtedness pursuant to the “— Limitation on Sale of Assets” covenant or (b) the amount of the Borrowing Base as of the date of such incurrence;

(2) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the Notes;

(3) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture, listed on a schedule to the Indenture and not otherwise referred to in this definition of “Permitted Indebtedness;”

(4) Indebtedness of the Company owing to a Restricted Subsidiary;

•	provided that any Indebtedness of the Company owing to a Restricted Subsidiary that is not a Guarantor is made pursuant to an intercompany note in the form attached to the Indenture and is unsecured and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company’s obligations under the Notes;

•	provided, further, that any disposition, pledge (other than a Lien securing the Credit Facility) or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company or other obligor not permitted by this clause (4);

(5) Indebtedness of a Wholly Owned Restricted Subsidiary owing to the Company or another Wholly Owned Restricted Subsidiary;

•	provided that any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture;

•	provided, further, that (a) any disposition, pledge (other than a Lien securing the Credit Facility) or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or a Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (5), and (b) any transaction pursuant to which any Wholly Owned Restricted Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Restricted Subsidiary, ceases to be a Wholly Owned Restricted Subsidiary shall be deemed to be the incurrence of Indebtedness by such Wholly Owned Restricted Subsidiary that is not permitted by this clause (5);

(6) Guarantees by any Restricted Subsidiary of Indebtedness of the Company or any of its Restricted Subsidiaries which is permitted to be incurred under the Indenture, provided that such guarantees are made in accordance with the provisions of “— Limitation on Issuances of Guarantees of and Pledges for Indebtedness;”

(7) obligations of the Company or any Guarantor entered into in the ordinary course of business

(a) pursuant to Interest Rate Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding,

(b) under any Currency Hedging Agreements, relating to (1) Indebtedness of the Company or any Restricted Subsidiary and/or (2) obligations to purchase or sell inventory or other assets or properties, in each case, incurred in the ordinary course of business of the Company or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of the Company or any Restricted Subsidiary outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder or

(c) under any Commodity Price Protection Agreements which do not increase the amount of Indebtedness or other obligations of the Company or any Restricted Subsidiary outstanding other than as a result of fluctuations in commodity prices or by reason of fees, indemnities and compensation payable thereunder;

(8) Indebtedness of the Company or any Guarantor represented by Capital Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company, in an aggregate principal amount pursuant to this clause (8) not to exceed 10% of Consolidated Net Tangible Assets outstanding at the time any such Indebtedness is incurred; provided that the principal amount of any Indebtedness permitted under this clause (8) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed;

(9) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a “refinancing”) of any Indebtedness described in clauses (2) and (3) of this definition of “Permitted Indebtedness,” including any successive refinancings so long as the borrower under such refinancing is the Company or, if not the Company, the same as the borrower of the Indebtedness being refinanced and the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (1) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (2) in the case of Pari Passu Indebtedness or Subordinated Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness; and

(10) Indebtedness of the Company or any Guarantor in addition to that described in clauses (1) through (9) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $25 million outstanding at any one time in the aggregate.

      For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by this covenant, the Company in its sole discretion shall classify or reclassify such item of Indebtedness and only be required to include the amount of such Indebtedness as one of such types.

      Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

      Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on any Redeemable Capital Stock or Preferred Stock in the form of additional shares of the same class of Redeemable Capital Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof as accrued is included in the Consolidated Fixed Charge Coverage Ratio of the Company.

      If the Credit Facility’s revolving facility or another revolving credit facility is increased or established, as the case may be, in compliance with the limitation described in the first paragraph of this subsection, then all subsequent borrowings under such revolving facility, as increased or established, shall be deemed permissible under the limitation described in the first paragraph of this subsection. (Section 1008)

      Limitation on Restricted Payments. (a) The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company’s Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

(2) purchase, redeem, defease or otherwise acquire or retire for value, directly or indirectly, the Company’s Capital Stock or any Capital Stock of any Affiliate of the Company (other than Capital Stock of any Wholly Owned Restricted Subsidiary of the Company) or options, warrants or other rights to acquire such Capital Stock;

(3) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

(4) declare or pay any dividend or distribution on any Capital Stock of any Restricted Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Restricted Subsidiaries or (b) dividends or distributions made by a Restricted Subsidiary on a pro rata basis to all stockholders of such Restricted Subsidiary); or

(5) make any Investment in any Person (other than any Permitted Investments)

(any of the foregoing actions described in clauses (1) through (5) above, other than any such action that is a Permitted Payment (as defined below), collectively, “Restricted Payments”) (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the assets proposed to be transferred, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless

(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an “event of default” under the terms of any Indebtedness of the Company or its Restricted Subsidiaries;

(2) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under “— Limitation on Indebtedness;” and

(3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture and all Designation Amounts (as defined below) does not exceed the sum of:

(A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on February 1, 2004 and ending on the last day of the Company’s last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

(B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company either (1) as capital contributions in the form of common equity to the Company or (2) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (2) or (3) of paragraph (b) below) (and excluding the Net Cash Proceeds from the issuance of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company (and excluding the Net Cash Proceeds from the exercise of any options, warrants or rights to purchase Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Restricted Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Redeemable Capital Stock were issued after the date of the Indenture, the aggregate of Net Cash Proceeds from their original issuance (and excluding the Net Cash Proceeds from the conversion or exchange of debt securities or Redeemable Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(E) (i) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the date of the Indenture, an amount (to the extent not included in Consolidated Net Income) equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment and net of taxes, and

(ii) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the Fair Market Value of the Company’s interest in such Subsidiary provided that such amount shall not in any case exceed the amount of the Restricted Payment deemed made at the time the Subsidiary was designated as an Unrestricted Subsidiary; and

(F) $25 million.

      (b) Notwithstanding the foregoing, and in the case of clauses (2) through (8) below, so long as no Default or Event of Default is continuing or would arise therefrom, the foregoing provisions shall not prohibit the following actions (each of clauses (1) through (8) being referred to as a “Permitted Payment”):

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this Section and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a “Permitted Payment” for purposes of the calculation required by paragraph (a) above;

(2) the repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale for cash (other than to a Subsidiary) of, other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) above;

(3) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) above;

(4) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a

“refinancing”) through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness

(a) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (1) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (2) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing;

(b) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes;

(c) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and

(d) is expressly subordinated in right of payment to the notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

(5) the purchase of any Subordinated Indebtedness or Redeemable Capital Stock of the Company at a purchase price not greater than 101% of the principal amount or liquidation preference of such Subordinated Indebtedness or Redeemable Capital Stock in the event of a Change of Control pursuant to a provision similar to “Purchase of Notes Upon a Change of Control;” provided that prior to consummating any such repurchase, the Company has made the Change of Control offer required by the Indenture and has repurchased all Notes validly tendered for payment in connection with such Change of Control offer;

(6) the repurchase of any Subordinated Indebtedness or Redeemable Capital Stock of the Company at a purchase price not greater than 100% of the principal amount or liquidation preference of such Subordinated Indebtedness or Redeemable Capital Stock in the event of an Asset Sale pursuant to a provision similar to the “— Limitation on Sale of Assets” covenant; provided that prior to consummating any such repurchase, the Company has made the Offer required by the Indenture and has repurchased all Notes validly tendered for payment in connection with such Offer;

(7) the repurchase of Capital Stock deemed to occur upon exercise of stock options to the extent that shares of such Capital Stock represent a portion of the exercise price of such options; and

(8) the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exercisable for Capital Stock of the Company. (Section 1009)

      Limitation on Transactions with Affiliates. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary) unless such transaction or series of related transactions is entered into in good faith and in writing and

(1) such transaction or series of related transactions is on terms that are not substantially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm’s-length dealings with an unrelated third party,

(2) with respect to any transaction or series of related transactions involving aggregate value in excess of $5 million, such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the board of directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, and

(3) with respect to any transaction or series of related transactions involving aggregate value in excess of $10 million, the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transaction or series of related transactions is fair to the Company or such Restricted Subsidiary from a financial point of view;

provided, however, that this provision shall not apply to (1) employment agreements and employee benefit arrangements with any officer or director of the Company, including under any stock option or stock incentive plans, entered into in the ordinary course of business and consistent with the past practices of the Company or such Restricted Subsidiary and (2) transactions pursuant to agreements in effect on the date of the Indenture, including amendments thereto entered into after that date, provided that the terms of any such amendment are not less favorable to the Company or such Restricted Subsidiary than the terms of such agreement prior to such amendment. (Section 1010)

      Limitation on Liens. The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of the Company or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or assign or convey any right to receive any income or profits therefrom, unless the Notes (or a Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien, except for Liens

(A) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under “— Consolidation, Merger, Sale of Assets” or securing Acquired Indebtedness which in each case was created prior to (and not created in connection with, or in contemplation of) the incurrence of such Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) and which Indebtedness is permitted under the provisions of “— Limitation on Indebtedness,” or

(B) securing any Indebtedness incurred in connection with any refinancing, renewal, substitutions or replacements of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing by an amount greater than the lesser of (1) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (2) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing, provided, however, that in the case of clauses (A) and (B), any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Company or its Restricted Subsidiaries.

      Notwithstanding the foregoing, any Lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by the holders of the Pari Passu Indebtedness or Subordinated Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as the holders of all such Pari Passu Indebtedness or Subordinated Indebtedness also release their Lien on the property or assets of the Company or such Restricted Subsidiary, or upon any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien. (Section 1011)

      Limitation on Sale of Assets. (a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (1) at least 75% of the consideration from such Asset Sale is received in cash and (2) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution).

(b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Senior Indebtedness or Senior Guarantor Indebtedness then outstanding as required by the terms thereof, or the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Senior Indebtedness or Senior Guarantor Indebtedness, or if no such Senior Indebtedness or Senior Guarantor Indebtedness is then outstanding, then the Company or a Restricted Subsidiary may within 360 days of the Asset Sale invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Restricted Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. The amount of such Net Cash Proceeds not used or invested within 360 days of the Asset Sale as set forth in this paragraph constitutes “Excess Proceeds.”

(c) When the aggregate amount of Excess Proceeds exceeds $25 million or more, the Company will apply the Excess Proceeds to the repayment of the Notes and any other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Indebtedness with the proceeds from any Asset Sale as follows:

(A) the Company will make an offer to purchase (an “Offer”) from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the “Note Amount”) equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes, and the denominator of which is the sum of the outstanding principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of the Notes and such Pari Passu Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined below) of all Notes tendered), and

(B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness (or accreted value in the case of Indebtedness issued with original issue discount), the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a “Pari Passu Offer”) in an amount (the “Pari Passu Debt Amount”) equal to the excess of the Excess Proceeds over the Note Amount; provided that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount (or accreted value) of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness.

      The offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date (the “Offer Date”) such Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased in a Pari Passu Offer is less than the Pari Passu Debt Amount, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the Notes tendered pursuant to an Offer and the completion of a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

(d) If the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes and the Pari Passu Indebtedness shall be purchased by the Company, at the option of the holders thereof,

in whole or in part in integral multiples of $1,000, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Securities Exchange Act of 1934.

(e) In the event that the Company is required to make an Offer but is restricted from making an Offer pursuant to clause (c) above under to the terms of any of its outstanding Senior Indebtedness, then the Company need not make such an Offer pursuant to clause (c) above and shall not be deemed to be in default in the performance of such covenant by virtue of not making such an Offer, provided that in any such event (1) the Company shall use all or a portion of the Net Cash Proceeds of any Asset Sale to repay permanently any Senior Indebtedness or Senior Guarantor Indebtedness then outstanding as required by the terms thereof or (2) the Company or a Restricted Subsidiary shall within 360 days of the Asset Sale invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Restricted Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto.

(f) The Indenture will provide that the Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Securities Exchange Act of 1934, and any other applicable securities laws or regulations in connection with an Offer. (Section 1012)

      Limitation on Issuances of Guarantees of and Pledges for Indebtedness. (a) The Company will not cause or permit any Restricted Subsidiary, other than a Guarantor, directly or indirectly, to secure the payment of any Senior Indebtedness of the Company and the Company will not, and will not permit any Restricted Subsidiary to, pledge any intercompany notes representing obligations of any Restricted Subsidiary (other than a Guarantor) to secure the payment of any Senior Indebtedness unless in each case such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of payment of the Notes by such Restricted Subsidiary, which guarantee shall be on the same terms as the guarantee of the Senior Indebtedness (if a guarantee of Senior Indebtedness is granted by any such Restricted Subsidiary) except that the guarantee of the Notes need not be secured and shall be subordinated to the claims against such Restricted Subsidiary in respect of Senior Indebtedness to the same extent as the Notes are subordinated to Senior Indebtedness of the Company under the Indenture.

      (b) The Company will not cause or permit any Restricted Subsidiary (which is not a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company or any Restricted Subsidiary unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes on the same terms as the guarantee of such Indebtedness except that

(1) such guarantee need not be secured unless required pursuant to “— Limitation on Liens,”

(2) if such Indebtedness is by its terms Senior Indebtedness, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be senior to such Restricted Subsidiary’s Guarantee of the Notes to the same extent as such Senior Indebtedness is senior to the Notes, and

(3) if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes.

      (c) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon

(1) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which transaction is in compliance with the terms of the Indenture and such Restricted Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Restricted Subsidiaries, and

(2) with respect to any Guarantees created after the date of the Indenture, the release by the holders of the Indebtedness of the Company described in clauses (a) and (b) above of their security interest or their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (A) no other Indebtedness of the Company has been secured or guaranteed by such Restricted Subsidiary, as the case may be, or (B) the holders of all such other Indebtedness which is secured or guaranteed by such Restricted Subsidiary also release their security interest in or guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness). (Section 1013)

      Limitation on Senior Subordinated Indebtedness. The Company will not, and will not permit or cause any Guarantor to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also pari passu with the Notes or the Guarantee of such Guarantor or subordinated in right of payment to the Notes or such Guarantee at least to the same extent as the Notes or such Guarantee are subordinated in right of payment to Senior Indebtedness or Senior Indebtedness of such Guarantor, as the case may be, as set forth in the Indenture. (Section 1014)

      Limitation on Subsidiary Capital Stock. (a) The Company will not permit any Restricted Subsidiary of the Company to issue, sell or transfer any Capital Stock, except for (1) Capital Stock issued or sold to, held by or transferred to the Company or a Wholly Owned Restricted Subsidiary, and (2) Capital Stock issued by a Person prior to the time (A) such Person becomes a Restricted Subsidiary, (B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C). This clause (a) shall not apply upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the terms of the Indenture.

      (b) The Company will not permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to acquire Capital Stock of any Restricted Subsidiary from the Company or any Restricted Subsidiary, except upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the terms of the Indenture. (Section 1015)

      Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

(1) pay dividends or make any other distribution on its Capital Stock or any other interest or participation in or measured by its profits,

(2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(3) make any Investment in the Company or any other Restricted Subsidiary, or

(4) transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

      However, this covenant will not prohibit any encumbrance or restriction

(1) pursuant to an agreement in effect on the date of the Indenture and listed on a schedule to the Indenture;

(2) with respect to a Restricted Subsidiary that is not a Restricted Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Restricted Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, provided that such encumbrances and restrictions are not applicable to the Company or any

Restricted Subsidiary or the properties or assets of the Company or any Restricted Subsidiary other than such Subsidiary which is becoming a Restricted Subsidiary;

(3) pursuant to any agreement governing any Indebtedness represented by Capital Lease Obligations or Purchase Money Obligations permitted to be incurred under the provisions of the covenant described above under the caption “— Limitation on Indebtedness” as to the assets financed with the proceeds of such Indebtedness;

(4) existing under applicable law or any requirement of any regulatory body;

(5) which is customarily contained in non-assignment provisions in leases, licenses or contracts;

(6) which is customarily contained in (A) asset sale agreements permitted to be incurred under the provisions of the covenant described above under the caption “— Limitations on Sale of Assets” that limit the transfer of such assets pending the closing of such sale and (B) any other agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(7) which is customarily contained in security agreements or mortgages securing Indebtedness permitted under the Indenture to the extent such restrictions restrict the transfer of property subject to such security agreements or mortgages; and

(8) under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (1) through (7), or in this clause (8), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced. (Section 1016)

      Limitation on Unrestricted Subsidiaries. The Company may designate after the issue date of the Notes any Subsidiary (other than a Guarantor) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of “— Limitation on Restricted Payments” above in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of the Company’s interest in such Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value of the Company’s interest in such Subsidiary as determined in good faith by the Company’s board of directors;

(c) the Company would be permitted under the Indenture to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “— Limitation on Indebtedness” at the time of such Designation (assuming the effectiveness of such Designation);

(d) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary;

(e) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a Guarantee for the Notes; and

(f) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

      In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant “— Limitation on Restricted Payments” for all purposes of the Indenture in the Designation Amount.

      The Indenture will also provide that the Company shall not and shall not cause or permit any Restricted Subsidiary to at any time

(a) provide credit support for, guarantee or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries), or

(b) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

      For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.

      The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture; and

(c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “— Limitation on Indebtedness.”

      All Designations and Revocations must be evidenced by a resolution of the board of directors of the Company delivered to the Trustee certifying compliance with the foregoing provisions. (Section 1018)

      Provision of Financial Statements. Whether or not the Company is subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the Company and any Guarantor will, to the extent permitted under the Securities Exchange Act of 1934, file with the Commission the annual reports, quarterly reports and other documents which the Company and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) if the Company or such Guarantor were so subject, such documents to be filed with the Commission on or prior to the date (the “Required Filing Date”) by which the Company and such Guarantor would have been required so to file such documents if the Company and such Guarantor were so subject.

      The Company and any Guarantor will also in any event (a) within 15 days of each Required Filing Date (1) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company and such Guarantor were subject to either of such Sections and (b) if filing such documents by the Company and such Guarantor with the Commission is not permitted under the Securities Exchange Act of 1934, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company’s cost.

      If any Guarantor’s or secured party’s financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13(a)

or 15(d) of the Securities Exchange Act of 1934, the Company shall include such Guarantor’s financial statements in any filing or delivery pursuant to the Indenture.

      In addition, so long as any of the Notes remain outstanding, the Company will make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act of 1933, until such time as the Company has either exchanged the Notes for securities identical in all material respects which have been registered under the Securities Act of 1933 or until such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement under the Securities Act of 1933. (Section 1019)

      Additional Covenants. The Indenture also contains covenants with respect to the following matters: (1) payment of principal, premium and interest; (2) maintenance of an office or agency in The City of New York; (3) arrangements regarding the handling of money held in trust; (4) maintenance of corporate existence; (5) payment of taxes and other claims; (6) maintenance of properties; and (7) maintenance of insurance.

Consolidation, Merger, Sale of Assets

      The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons, unless at the time and after giving effect thereto

(1) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis (the “Surviving Entity”) will be a corporation, partnership, limited liability company or other entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture and the Registration Rights Agreement, as the case may be, and the Notes and the Indenture and the Registration Rights Agreement will remain in full force and effect as so supplemented (and any Guarantees will be confirmed as applying to such Surviving Entity’s obligations);

(2) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing;

(3) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of “— Certain Covenants — Limitation on Indebtedness;”

(4) at the time of the transaction each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes;

(5) at the time of the transaction if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of “— Certain Covenants — Limitation on Liens” are complied with; and

(6) at the time of the transaction the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

      Notwithstanding the foregoing, (1) any Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to another Guarantor and (2) the Company may merge with an Affiliate that has no significant assets or liabilities and was formed solely for the purpose of changing the Company’s jurisdiction of organization to another state of the United States, provided that the surviving entity assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, the Company’s obligations under the Indenture and the Notes.

      Each Guarantor will not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any Guarantor) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons (other than the Company or any Guarantor) or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Guarantor and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons (other than the Company or any Guarantor), unless at the time and after giving effect thereto

(1) either (a) the Guarantor will be the continuing corporation, partnership, limited liability company or other entity in the case of a consolidation or merger involving the Guarantor or (b) the Person (if other than the Guarantor ) formed by such consolidation or into which such Guarantor is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Guarantor and its Restricted Subsidiaries on a Consolidated basis (the “Surviving Guarantor Entity”) will be a corporation, partnership, limited liability company or other entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee of the Notes and the Indenture and the Registration Rights Agreement and such Guarantee, Indenture and Registration Rights Agreement will remain in full force and effect;

(2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and

(3) at the time of the transaction such Guarantor or the Surviving Guarantor Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with; provided, however, that this paragraph shall not apply to any Guarantor whose Guarantee of the Notes is unconditionally released and discharged in accordance with paragraph (c) under the provisions of “Certain Covenants — Limitation on Issuances of Guarantees of and Pledges for Indebtedness.” (Section 801)

      In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company or any Guarantor, as the case may be, is not the successor Person, the successor Person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, and the Company or any Guarantor, as the case may be, would be discharged (other than in a transaction that results in the transfer of assets constituting or accounting for less than 95% of the Consolidated assets (as of the last balance sheet date available to the Company) of the Company or the Consolidated revenue of the Company (as of the last 12-month period for which financial statements are available)) from all obligations and covenants under the Indenture and the Notes or its Guarantee, as the case may be, and the Registration Rights Agreement. (Section 802)

Events of Default

      An Event of Default will occur under the Indenture if:

(1) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days (whether or not prohibited by the subordination provisions of the Indenture);

(2) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise) (whether or not prohibited by the subordination provisions of the Indenture);

(3) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or in clause (b), (c) or (d) of this clause (3)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (1) to the Company by the Trustee or (2) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes; (b) there shall be a default in the performance or breach of the provisions described in “— Consolidation, Merger, Sale of Assets;” (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of “— Certain Covenants — Limitation on Sale of Assets;” or (d) the Company shall have failed to make or consummate a Change of Control offer in accordance with the provisions of “— Purchase of Notes Upon a Change of Control;”

(4) one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Restricted Subsidiary then has outstanding Indebtedness in excess of $10 million, individually or in the aggregate, and either (a) such default results from the failure to pay such Indebtedness at its stated final maturity or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

(5) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

(6) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $10 million, either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have lawfully commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

(7) any holder or holders of at least $10 million in aggregate principal amount of Indebtedness of the Company, any Guarantor or any Restricted Subsidiary after a default under such Indebtedness shall notify the Trustee of the intended sale or disposition of any assets of the Company, any Guarantor or any Restricted Subsidiary that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of

Indebtedness, assets of the Company, any Guarantor or any Restricted Subsidiary (including funds on deposit or held pursuant to lock-box and other similar arrangements);

(8) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Guarantor or any Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, any Guarantor or any Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Guarantor or any Restricted Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, any Guarantor or any Restricted Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

(9)(a) the Company, any Guarantor or any Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent,

(b) the Company, any Guarantor or any Restricted Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Guarantor or such Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it,

(c) the Company, any Guarantor or any Restricted Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law,

(d) the Company, any Guarantor or any Restricted Subsidiary (1) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or such Restricted Subsidiary or of any substantial part of their respective properties or (2) makes an assignment for the benefit of creditors, or

(e) the Company, any Guarantor or any Restricted Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (9). (Section 501)

      If an Event of Default (other than as specified in paragraphs (8) and (9) above) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in paragraph (8) or (9) above occurs and is continuing, then all the Notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

      After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all Notes then outstanding, (3) the principal of, and premium, if any, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes;

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

      No such rescission shall affect any subsequent default or impair any right consequent thereon. (Section 502)

      The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default under the Indenture and its consequences, except a default (1) in the payment of the principal of, premium, if any, or interest on any Note (which may only be waived with the consent of each holder of Notes effected) or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment. (Section 513)

      No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Sections 507, 508)

      The Company is required to notify the Trustee within five business days of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1020) The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby. (Section 603)

      The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, but if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

Defeasance or Covenant Defeasance of Indenture

      The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the Notes discharged with respect to the outstanding Notes (“defeasance”). Such defeasance means that the Company, any such Guarantor and any other obligor under the Indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for

(1) the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due,

(2) the Company’s obligations with respect to the Notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and

(4) the defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture (“covenant defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. (Sections 401, 402 and 403)

      In order to exercise either defeasance or covenant defeasance,

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any date after March 1, 2008 (such date being referred to as the “Defeasance Redemption Date”), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date);

(b) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(c) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as paragraphs (8) or (9) under “— Events of Default” are concerned, at any time during the period ending on the 91st day after the date of deposit;

(e) such defeasance or covenant defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company or any Guarantor;

(f) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Restricted Subsidiary is a party or by which it is bound;

(g) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder;

(h) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(i) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(j) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and

(k) the Company will have delivered to the Trustee an officers’ certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section 404)

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when

(a) either

(1) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid or notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation, or

(2) all Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at their Stated Maturity within one year, or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(b) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date;

(c) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Guarantor; and

(d) the Company has delivered to the Trustee an officers’ certificate and an opinion of independent counsel each stating that (1) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (2) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound. (Section 1201)

Modifications and Amendments

      Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for

Notes); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive a default in the payment of the principal of, premium, if any, or interest on, any such Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with “— Certain Covenants — Limitation on Sale of Assets” or the obligation of the Company to make and consummate a Change of Control offer in the event of a Change of Control in accordance with “— Purchase of Notes Upon a Change of Control,” including, in each case, amending, changing or modifying any definitions related thereto;

(3) reduce the percentage in principal amount of such outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture;

(4) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such Note affected thereby;

(5) except as otherwise permitted under “— Consolidation, Merger, Sale of Assets,” consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or

(6) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes or any Guarantee in any manner adverse to the holders of the Notes or any Guarantee. (Section 902)

      Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company, any Guarantor, any other obligor under the Notes and the Trustee may modify or amend the Indenture:

(1) to evidence the succession of another Person to the Company or a Guarantor, and the assumption by any such successor of the covenants of the Company or such Guarantor in the Indenture and in the Notes and in any Guarantee in accordance with “— Consolidation, Merger, Sale of Assets;”

(2) to add to the covenants of the Company, any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee;

(3) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Guarantee; provided that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes;

(4) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939;

(5) to add a Guarantor under the Indenture;

(6) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or

(7) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company’s and any Guarantor’s obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise. (Section 901)

      Notwithstanding the foregoing, no modification or amendment may, without the consent of the holders of 66% in aggregate principal amount of the then outstanding Notes, release the obligations of a Guarantor under its Guarantee of the Notes. (Section 902)

      The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1021)

Further Issues

      We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes (the “Additional Notes”) ranking equally with the Notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), subject to compliance with the covenant described under “— Certain covenants — Limitation on Indebtedness” and the restrictions contained in the Credit Facility and other agreements of the Company. Such further notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

Governing Law

      The Indenture, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

Concerning the Trustee

      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee. (Sections 608 and 613)

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. (Section 512, 601, 603)

Certain Definitions

      “Acquired Indebtedness” means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

      “Affiliate” means, with respect to any specified Person: (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (2) any other Person that owns, directly or indirectly, 5% or more of any class or series of such specified Person’s (or any of such Person’s direct or indirect parent’s) Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (3) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Asset Sale” means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a “transfer”), directly or indirectly, in one or a series of related transactions, of:

(1) any Capital Stock of any Restricted Subsidiary;

(2) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business.

      For the purposes of this definition, the term “Asset Sale” shall not include any transfer of properties and assets

(A) that is governed by the provisions described under “— Consolidation, Merger, Sale of Assets,”

(B) that is by the Company to any Wholly Owned Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary in accordance with the terms of the Indenture,

(C) that would be within the definition of a “Restricted Payment” under the “— Limitation on Restricted Payments” covenant and would be permitted to be made as a Restricted Payment (and shall be deemed a Restricted Payment) under such covenant,

(D) that is of obsolete equipment in the ordinary course of business or inventory and fixtures in connection with the closing of retail stores, or

(E) the Fair Market Value of which in the aggregate does not exceed $10 million in any transaction or series of related transactions.

      “Average Life to Stated Maturity” means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (2) the sum of all such principal payments.

      “Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law or foreign law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

      “Borrowing Base” means, as of the date of determination, an amount equal to 65% of the book value of all inventory owned by the Company or any Guarantor as of the end of the most recent fiscal quarter preceding such date of determination.

      “Capital Lease Obligation” of any Person means any obligation of such Person and its Restricted Subsidiaries on a Consolidated basis under any capital lease of (or other agreement conveying the right to use) real or personal property which, in accordance with GAAP, is required to be recorded as a capitalized lease obligation.

      “Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, other equity interests whether now outstanding or issued after the date of the Indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person that right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

      “Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3 of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office;

(3) the Company consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where

(A) the outstanding Voting Stock of the Company is changed into or exchanged for (1) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (2) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under “— Certain Covenants — Limitation on Restricted Payments” (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under “— Certain Covenants — Limitation on Restricted Payments”) and

(B) immediately after such transaction, no “person” or “group,” is the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total outstanding Voting Stock of the surviving corporation; or

(4) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “— Consolidation, Merger, Sale of Assets.”

      For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

      “Commodity Price Protection Agreement” means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

      “Consolidated Fixed Charge Coverage Ratio” of any Person means, for any period, the ratio of

(a) the sum of Consolidated Net Income (Loss), and in each case to the extent deducted in computing Consolidated Net Income (Loss) for such period, Consolidated Interest Expense, Consolidated Income Tax Expense, Consolidated Non-cash Charges and one third of Consolidated Rental Payments for such period, of such Person and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP, less all noncash items increasing Consolidated Net Income for such period and less all cash payments during such period relating to noncash charges that were added back to Consolidated Net Income in determining the Consolidated Fixed Charge Coverage Ratio in any prior period to

(b) the sum of Consolidated Interest Expense for such period, plus one third of Consolidated Rental Payments during such period, plus cash and noncash dividends paid on any Redeemable Capital Stock or Preferred Stock of such Person and its Restricted Subsidiaries during such period, in each case after giving pro forma effect (as calculated in accordance with Article 11 of Regulation S-X under the Securities Act of 1933 or any successor provision) to

(1) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period;

(2) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

(3) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and

provided that

(1) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate, and

(2) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

      “Consolidated Income Tax Expense” of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP.

      “Consolidated Interest Expense” of any Person means, without duplication, for any period, the sum of

(a) the interest expense of such Person and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation,

(1) amortization of debt discount,

(2) the net costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements (including amortization of discounts),

(3) the interest portion of any deferred payment obligation,

(4) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing, and

(5) accrued interest, plus

(b) (1) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period, and

(2) all capitalized interest of such Person and its Restricted Subsidiaries, plus

(c) the interest expense under any Guaranteed Debt of such Person and any Restricted Subsidiary to the extent not included under clause (a)(4) above, whether or not paid by such Person or its Restricted Subsidiaries.

      “Consolidated Net Income (Loss)” of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication,

(1) all extraordinary gains or losses net of taxes (less all fees and expenses relating thereto),

(2) the portion of net income (or loss) of such Person and its Restricted Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons or Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted Subsidiaries,

(3) net income (or loss) of any Person combined with such Person or any of its Restricted Subsidiaries on a “pooling of interests” basis attributable to any period prior to the date of combination,

(4) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan,

(5) gains or losses, net of taxes (less all fees and expenses relating thereto), in respect of dispositions of assets other than in the ordinary course of business,

(6) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

(7) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, or

(8) any net gain arising from the acquisition of any securities or extinguishment, under GAAP, of any Indebtedness of such Person.

      “Consolidated Net Tangible Assets” of any Person means, as of any date of determination, the total assets, less goodwill and other intangibles and less deferred tax assets, in each case as shown on the balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

      “Consolidated Non-cash Charges” of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Restricted Subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

      “Consolidated Rental Payments” of any Person means, for any period, the aggregate rental obligations of such Person and its Restricted Subsidiaries on a Consolidated basis, as determined in accordance with GAAP, payable in respect of such period under leases of real or personal property, not including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of the relevant leases (net of income from subleases thereof, not including taxes, insurance, maintenance and similar expenses that the sublessee is obligated to pay under the terms of such sublease), whether or not such obligations are reflected as liabilities or commitments on a consolidated balance sheet of such Person and its Restricted Subsidiaries or in the Notes thereto, excluding, however, in any such calculation, (a) that portion of Consolidated Interest Expense of such Person representing payments by such Person or any of its consolidated Restricted Subsidiaries in respect of Capital Lease Obligations (net of payments to such Person or any of its consolidated Subsidiaries under subleases qualifying as capitalized lease subleases to the extent that such payments would be deducted in determining Consolidated Interest Expense) and (b) the aggregate amount of amortization of obligations of such Person and its consolidated Restricted Subsidiaries in respect of such Capital Lease Obligations for such period (net of payments to such Person or any of its consolidated Restricted Subsidiaries under subleases qualifying as capitalized lease subleases to the extent that such payments would be deducted in determining such amortization amount).

      “Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term “Consolidated” shall have a similar meaning.

      “Credit Facility” means the Credit Agreement, dated as of April 24, 2001, among the Company, the other borrowers named therein, the lending institutions named therein and the other parties thereto, as such agreement, in whole or in part, has been and may be amended, renewed, increased, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing) (including the addition of one or more lenders and/or agents to an existing facility or the replacement of one or more lenders and/or agents in a new facility).

      “Currency Hedging Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

      “Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

      “Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture (and, with respect to periodic reporting requirements, as in effect from time to time).

      “Guarantee” means the guarantee by any Guarantor of the Company’s Indenture Obligations.

      “Guaranteed Debt” of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement

(1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness,

(2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss,

(3) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered),

(4) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or to cause such debtor to achieve certain levels of financial performance, or

(5) otherwise to assure a creditor against loss;

provided that the term “guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

      “Guarantor” means any Subsidiary which is a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the “— Limitation on Liens” covenant or the “— Limitation on Issuance of Guarantees of and Pledges for Indebtedness” covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

      “Indebtedness” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities,

(2) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,

(3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business,

(4) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person,

(5) all Capital Lease Obligations of such Person,

(6) all Indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness,

(7) all Guaranteed Debt of such Person,

(8) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends,

(9) Preferred Stock of any Restricted Subsidiary of the Company or any Guarantor, and

(10) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (1) through (9) above.

For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

      “Indenture Obligations” means the obligations of the Company and any other obligor under the Indenture or under the Notes, including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

      “Interest Rate Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

      “Investment” means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices. If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Capital Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company (other than the sale of all of the outstanding Capital Stock of such Subsidiary), the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in “— Certain Covenants — Limitation on Restricted Payments.”

      “Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

      “Maturity” means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control offer in respect of a Change of Control, call for redemption or otherwise.

      “Net Cash Proceeds” means

(a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of

(1) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(2) provisions for all taxes payable as a result of such Asset Sale,

(3) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale,

(4) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale, and

(5) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers’ certificate delivered to the Trustee, and

(b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under “— Certain Covenants — Limitation on Restricted Payments,” the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Pari Passu Indebtedness” means (a) any Indebtedness of the Company that is equal in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks equal in right of payment to such Guarantee.

      “Permitted Investment” means

(1) Investments in any Wholly Owned Restricted Subsidiary or any Person which, as a result of such Investment, (a) becomes a Wholly Owned Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Wholly Owned Restricted Subsidiary;

(2) Indebtedness of the Company or a Restricted Subsidiary described under clauses (4), (5) and (6) of the definition of “Permitted Indebtedness;”

(3) Investments in any of the Notes;

(4) Temporary Cash Investments;

(5) Investments acquired by the Company or any Restricted Subsidiary in connection with an Asset Sale permitted under “— Certain Covenants — Limitation on Sale of Assets” to the extent such Investments are non-cash proceeds as permitted under such covenant;

(6) Investments in existence on the date of the Indenture;

(7) any Investments received in good faith in settlement or compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan or reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business; and

(9) other Investments which in the aggregate outstanding at any one time do not total more than $25 million.

In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company’s Board of Directors) at the time of Investment.

      “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Preferred Stock” means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

      “Public Equity Offering” means an underwritten public offering of common stock (other than Redeemable Capital Stock) of the Company with gross proceeds to the Company of at least $35 million pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

      “Purchase Money Obligation” means any Indebtedness secured by a Lien on assets related to the business of the Company and any additions and accessions thereto, which are purchased or constructed by the Company at any time after the Notes are issued; provided that

(1) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a “Purchase Money Security Agreement”) shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom,

(2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness, and

(3) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

      “Qualified Capital Stock” of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

      “Redeemable Capital Stock” means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by the Company in circumstances where the holders of the Notes would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

      “Restricted Subsidiary” means any Subsidiary of the Company that has not been designated by the board of directors of the Company by a board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “Stated Maturity” means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

      “Subordinated Indebtedness” means Indebtedness of the Company or a Guarantor subordinated in right of payment to the Notes or a Guarantee, as the case may be.

      “Subsidiary” of a Person means

(1) any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or

(2) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or

(3) any other Person in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

      “Temporary Cash Investments” means

(1) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the full faith and credit of the United States of America,

(2) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500 million, whose debt has a rating, at the time as of which any investment therein is made, of “P-1” (or higher) according to Moody’s Investors Service, Inc. (“Moody’s”) or any successor rating agency or “A-1” (or higher) according to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) or any successor rating agency,

(3) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia with a rating, at the time as of which any investment therein is made, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P, and

(4) any money market deposit accounts issued or offered by a domestic commercial bank having capital and surplus in excess of $500 million; provided that the short term debt of such commercial bank has a rating, at the time of Investment, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P.

      “Unrestricted Subsidiary” means any Subsidiary of the Company (other than a Guarantor) designated as such pursuant to and in compliance with the covenant described under “Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “Unrestricted Subsidiary Indebtedness” of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary

(1) as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Restricted Subsidiary to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary, and

(2) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Subsidiary to declare, a default on such Indebtedness of the Company or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; provided that notwithstanding the foregoing any Unrestricted Subsidiary may guarantee the Notes.

      “Voting Stock” of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

      “Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Restricted Subsidiary (other than directors’ qualifying shares).

Book-Entry Delivery and Form

      Deposit of the Notes with DTC. We will issue the exchange notes in the form of one or more registered notes in global form without coupons. We will deposit each global note with, or on behalf of, the Depository Trust Company, and the global notes will be registered in the make of a nominee of DTC.

      DTC has advised the Company that it is:

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System, and

•	a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants (“participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      DTC has advised the Company that its current practice is to credit, on its internal system, the respective principal amount of the exchange notes to the accounts of participants with an interest in the global notes. Records maintained by DTC, participants and indirect participants will show the ownership of the exchange notes. Transfer of the exchange notes will be affected only through those records. Some state laws require some persons to take physical delivery in definitive form of securities that they own. In addition, some states provide that security interests in negotiable instruments can only be perfected by delivery of the certificates representing the instruments. As a result, the ability of persons in such states to transfer the exchange notes or to pledge the exchange notes as collateral will be limited to this extent.

      As long as DTC, or its nominee, is the registered Holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the notes represented by such global notes for all purposes under the Indenture and the Notes. Except in the limited circumstances described below, owners of beneficial interests in a global note will not be:

•	entitled to have any portions of such global note registered in their names;

•	entitled to receive physical delivery of notes in definitive form; or

•	considered the owners or Holders of the offered notes under the Indenture or the Notes.

As a result, the ability of a person having a beneficial interest in any of the notes to pledge such interest to persons or entities that do not participate in DTC’s system or to otherwise take action with respect to such interest may be affected by the lack of a physical certificate evidencing such interest.

      To exercise any right of a noteholder under the Indenture, each holder of a beneficial interest in a global note must rely on the procedures of DTC. If such noteholder is not a participant or an indirect participant of DTC, the noteholder must rely on the procedures of the participant through which the noteholder owns its interest. We understand that under existing industry practice:

•	if we request any action of the noteholders, DTC and DTC’s participants would act upon the instructions of the noteholders; and

•	if a noteholder desires to take any action that DTC is entitled to take, as the holder of the global note, DTC would authorize DTC’s participants to take such action and the participants would authorize the noteholders owning through such participants to take such action.

Neither we nor the trustee under the Indenture will have any responsibility or liability for any aspect of the records relating to, or payments made on, the exchange notes by DTC.

      Payments made through DTC. The trustee under the Indenture will make all payments on any exchange notes represented by a global note to DTC or its nominee, as the holder of the global notes. Under the Indenture, we and the trustee may treat the holder of the global notes as the owner of such notes for the purpose of receiving payment on the notes. As a result, neither we nor the trustee will have any responsibility to make payments to the beneficial owners of the exchange notes, or to credit the accounts of DTC participants with such payments. Payments by DTC’s participants and indirect participants to the beneficial owners of the exchange notes will be governed by customary practice and will be the responsibility of the participants and indirect participants.

Certificated Securities

      Securities in registered definitive form, without coupons, will be issued to each beneficial owner of notes represented by the global notes if:

•	DTC is no longer willing or able to act as the depository for the notes and we are unable to locate a qualified successor within 90 days; or

•	we elect to cause the issuance of notes in definitive form under the Indenture.

In addition, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for securities in registered definitive form. In such case, the trustee is required to register such notes in the name of the requesting person or his/her nominee and deliver the notes to such persons.

      Neither we nor the trustee will be liable for any delay by DTC or any of DTC’s participants or indirect participants in identifying the beneficial owners of the exchange notes. We and the trustee will be protected in relying upon instructions from DTC for all purposes, including with respect to the registration and delivery of notes to be issued and the principal amounts of any such notes.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of the exchange notes. It is not a complete analysis of all the potential tax considerations relating to the exchange notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment of debt instruments. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the I.R.S., or an opinion of counsel with respect to the statements made herein concerning the exchange notes, and we cannot assure you that the I.R.S. will agree with such statements.

      This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. In addition, this summary does not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based upon the currently existing provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations, and administrative and judicial interpretations of the Internal Revenue Code and Treasury Regulations, all as in effect as of the date of this offering memorandum and all of which are subject to change or differing interpretation, possibly with retroactive effect. The discussion below deals only with the notes held as capital assets (generally, property held for investment) and does not address purchasers of the notes that may be subject to special tax rules, such as:

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	partnerships or other pass-through entities;

•	dealers in securities or currencies;

•	traders in securities;

•	persons that acquire the notes for a price other than their issue price;

•	persons that hold notes as part of a straddle, hedge, conversion or other integrated transaction; and

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to them.

Certain U.S. Federal Income Tax Consequences to Both U.S. Holders and Non-U.S. Holders

      Because the exchange notes will not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes will not constitute a taxable disposition of the outstanding notes for United States federal income tax purposes. As a result, you will not recognize income, gain or loss on your exchange of outstanding notes for exchange notes, your holding period for the exchange notes will generally include your holding period for outstanding notes, your adjusted tax basis on the exchange notes will generally be the same as your adjusted tax basis in your outstanding notes and all of the United States federal income tax consequences associated with owning the outstanding notes should continue to apply to the exchange notes.

Certain U.S. Federal Income Tax Consequences to U.S. Holders

      For purposes of the following discussion, a U.S. holder is a beneficial owner of a note that is, for U.S. federal income tax purposes,

(1) an individual citizen or resident of the United States;

(2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

(3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all of its substantial decisions, or (B) that has validly made an election to be treated as a United States person under applicable Treasury Regulations.

If a partnership is a beneficial owner of exchange notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of exchange notes, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of owning and disposing of the exchange notes.

      Interest. In general, interest on a note will be included in the gross income of a U.S. holder as ordinary interest income at the time it is received or accrued in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

      Dispositions. Upon the sale, exchange, retirement, redemption or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the disposition (excluding any amount received that is attributable to accrued but unpaid interest) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the U.S. holder’s cost of the note. Gain or loss recognized by a U.S. holder on the taxable disposition of a note generally will be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the disposition. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 15% through 2008 and 20% thereafter. Subject to certain limited exceptions, capital losses cannot be used to offset ordinary income.

      Backup Withholding. In general, “backup withholding” at a rate of 28% through 2010 and 31% thereafter may apply to payments of principal and interest made on a note, and to payment of the proceeds of a sale or exchange of a note before maturity, that are made to a non-corporate U.S. holder if the holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders

      For purposes of the following discussion, a non-U.S. holder is a beneficial owner of an exchange note that is not a partnership for U.S. federal income tax purposes and is not a U.S. holder. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens generally are subject to U.S. federal tax as if they were U.S. citizens.

      Income Tax. Under present U.S. federal income tax law and subject to the discussion of backup withholding below:

(a) payments of principal, premium (if any) and interest on a note by us or any of our agents to any non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that in the case of interest

(1) the non-U.S. holder does not directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote,

(2) the non-U.S. holder is not (x) a controlled foreign corporation that is related to us through sufficient stock ownership, or (y) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code, and

(3) either (A) the beneficial owner of the note certifies to us or our agent, under penalties of perjury, on IRS Form W-8BEN or a suitable substitute form that it is not a “United States person” under the meaning of the Internal Revenue Code and provides its name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner certifies to us or our agent under, penalties of perjury, that such a statement has been received from the beneficial owner and a copy of this statement is furnished to us; and

(b) a non-U.S. holder will not be subject to U.S. federal income tax on any gain or income realized on the sale, exchange, redemption, retirement at maturity or other disposition of a note (provided that, in the case of proceeds representing accrued interest, the conditions described in paragraph (a) above are met) unless

(1) the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year and some other conditions are met, or

(2) the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder, or if an income tax treaty applies, is generally attributable to a U.S. permanent establishment maintained by the non-U.S. holder.

      Estate Tax. Under present U.S. federal estate tax law, a note held by an individual who at the time of death is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States will not be subject to U.S. federal estate tax as a result of the individual’s death if, at the time of the individual’s death,

(a) the individual did not directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code and the Treasury Regulations thereunder, and

(b) the income on the note would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

      Effectively Connected Income. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of this trade or business (or, if an income tax treaty applies, and the non-U.S. holder maintains a U.S. permanent establishment to which the interest is generally attributable), the non-U.S. holder, although exempt from the withholding tax discussed in paragraph (a) under “— Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Income Tax” (provided that the holder furnishes a properly executed United States Internal Revenue Service Form W-8ECI or successor form on or before any payment date to claim the exemption), may be subject to U.S. federal income tax on such interest on a net basis in the same manner as if it were a U.S. holder.

      Branch Profits Tax. In addition, a foreign corporation that is a holder of a note may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to some adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

      Backup Withholding and Information Reporting. Backup withholding of U.S. federal income tax (at a rate of 28% through 2010 and 31% thereafter) may apply to payments of principal, premium, if any, and interest, made in respect of the notes and to certain payments of proceeds of the sale or retirement of a note to non-U.S. holders who are not exempt recipients and who fail to provide and certify certain identifying information in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Compliance with the certification requirements described in paragraph (a) under “— Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders — Income Tax” generally will establish an exemption from backup withholding for non-U.S. holders who are not exempt recipients, provided, in each case, that we or our agents (in their capacity as agents), as the case may be, do not have actual knowledge or reason to know that the payee is a United States person that is not an exempt recipient.

      Under current Treasury Regulations, payments on the sale, exchange or other disposition of a note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if a broker is

•	a United States person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

•	a foreign partnership with certain connections to the United States,

then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge or reason to know that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder would be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

PLAN OF DISTRIBUTION

      Except as discussed below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses of counsel for the holders of the exchange notes and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes offered hereby will be passed upon by Thompson Hine LLP.

INDEPENDENT AUDITORS

      Ernst & Young, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the years ended January 31, 2004 and February 1, 2003, as set forth in their report, which is incorporated by reference in this prospectus and the related registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young’s report, given their authority as experts in accounting and auditing.

      Our consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended February 2, 2002 have been audited by Arthur Andersen LLP, and have been incorporated by reference, along with the audit report of Arthur Andersen LLP, in this prospectus from our Annual Report on Form 10-K for our fiscal year ended January 2004. As a result of Arthur Andersen LLP ceasing its operations, we have not obtained its consent to the incorporation by reference in this prospectus of its audit report. Under these circumstances, Rule 437a under the Securities Act of 1933, as amended, permits us to incorporate by reference in this prospectus the audit report of Arthur Andersen LLP without its consent. Because Arthur Andersen LLP has not consented to the incorporation by reference in this prospectus of its audit report, you will be unable to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

[JO-ANN STORES LOGO]

Exchange Offer for

$100,000,000
7.50% Senior Subordinated Notes due 2012

PROSPECTUS

       Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Article V of the registrant’s code of regulations provides as follows:

      SECTION 1.     Third Party Actions. The Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action or suit by or in the right of the Registrant), by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      SECTION 2.     Derivative Actions. The Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue, or matter as to which that person shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the Court of Common Pleas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such expenses as the Court of Common Pleas or the other court shall deem proper.

      SECTION 3.     Rights After Successful Defense. To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Section 1 or Section 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      SECTION 4.     Other Determination of Rights. Except in a situation governed by Section 3, any indemnification under Section 1 or Section 2 (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2. The determination shall be made (a) by a majority vote, at a meeting of directors, of those directors who constitute a quorum and who were not and are not parties to or threatened with any such action, suit, or proceeding or (b), if such a quorum is not obtainable (or even if obtainable) and a majority of disinterested directors so directs, in a written opinion by independent legal counsel (compensated by the Registrant) or (c) by the affirmative vote in person or by proxy of the holders of record of a majority of the shares held by persons who were not and are not parties to or threatened with any such action, suit, or proceeding and entitled to vote in the election of directors, without regard to voting power which may thereafter exist upon a default, failure, or other contingency or (d) by the Court of Common Pleas or the court in which such action, suit, or proceeding was brought.

      Section 5. Advances of Expenses. Expenses (including attorneys’ fees) incurred in defending any action, suit, or proceeding referred to in Section 1 or Section 2 may be paid by the Registrant in advance of final disposition of the action, suit, or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay the amount unless it shall ultimately be determined that he is entitled to be indemnified by the Registrant.

      Section 6. Purchase of Insurance. The Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against liability under the provisions of this Article or of the Ohio General Corporation Law.

      Section 7. Mergers. In the case of a merger into this Registrant of a constituent corporation which, if its separate existence had continued, would have been required to indemnify directors, trustees, officers, employees, or agents in specified situations, any person who served as a director, officer, employee, or agent of the constituent corporation, or served at the request of the constituent corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall be entitled to indemnification by this Registrant (as the surviving corporation) to the same extent he would have been entitled to indemnification by the constituent corporation if its separate existence had continued.

      Section 8. Non-Exclusivity; Heirs. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, these Regulations, any agreement, vote of shareholders or disinterested directors, any insurance purchased by the Registrant, or otherwise, both as to action in his official capacity and as to action in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

      The Registrant maintains liability insurance for all of its directors and officers. This insurance also insures the Registrant against amounts payable to indemnify directors and officers, subject to policy limits and retention amounts.

Item 21.     Exhibits and Financial Statement Schedules

(a)	Exhibits.

      See Exhibit Index.

      (b) Financial Statement Schedules.

      None.

      (c) Not applicable.

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hudson, State of Ohio, on June 9, 2004.

JO-ANN STORES, INC.

By:	/s/ ALAN ROSSKAMM

Alan Rosskamm
Chairman of the Board, President and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of June 9, 2004.

      ALAN ROSSKAMM, Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer); BRIAN P. CARNEY, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer); SCOTT COWEN, Director; IRA GUMBERG, Director; PATRICIA MORRISON, Director; FRANK NEWMAN, Director; BERYL RAFF, Director; GREGG SEARLE, Director; and TRACY THOMAS-TRAVIS, Director.

JO-ANN STORES, INC.

By:	/s/ BRIAN P. CARNEY

Brian P. Carney
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Jo-Ann Stores, Inc. (filed as Exhibit 3.1 to the Registrant’s Form 10-Q filed with the Commission on December 15, 2003 and incorporated herein by reference)
3.2	Amended and Restated Code of Regulations (filed as Exhibit 3.2 to the Registrant’s Form 10-Q filed with the Commission on December 15, 2003 and incorporated herein by reference)
4.1	Second Amended and Restated Rights Agreement, dated November 4, 2003, between the Registrant and National City Bank, National Association, as Rights Agent (filed as Exhibit 4.1 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference).
4.2	Indenture between the Registrant and Jo-Ann Stores Supply Chain Management, Inc., Team Jo-Ann, Inc., FCA of Ohio, Inc., and House of Fabrics, Inc., as guarantors, and National City Bank, as trustee relating to the 7.50% Senior Subordinated Notes due 2012, including the form of certificate (filed as Exhibit 4.4 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
4.3	Registration Rights Agreement among the Registrant, Jo-Ann Stores Supply Chain Management, Inc., Team Jo-Ann, Inc., FCA of Ohio, Inc., and House of Fabrics, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, SG Cowen Securities Corporation and McDonald Investments Inc. relating to the 7.50% Senior Subordinated Notes due 2012 (filed as Exhibit 4.5 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
5.1	Opinion of Thompson Hine LLP regarding the legality of the 7.50% Senior Subordinated Notes due 2012.*
10.1	Form of Split Dollar Life Insurance Agreement between the Registrant and certain of its officers (filed as Exhibit 10.1 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.2	List of Executive Officers who are parties to the Split Dollar Life Insurance Agreement with the Registrant (filed as Exhibit 10.2 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.3	Jo-Ann Stores, Inc. Supplemental Retirement Benefit Plan, as amended (filed as Exhibit 10.5 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.4	List of Executive Officers who participate in the Registrant’s Supplemental Retirement Plan, as amended (filed as Exhibit 10.4 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
10.5	Employment Agreement dated July 30, 2001 between the Registrant and Alan Rosskamm (filed as Exhibit 10.7 to the Registrant’s Form 10-K filed with the Commission on May 2, 2002 and incorporated herein by reference)
10.6	Form of Employment Agreement between the Registrant and certain Executive Officers (filed as Exhibit 10.7.1 to the Registrant’s Form 10-K filed with the Commission on May 2, 2002 and incorporated herein by reference)
10.7	List of Executive Officers who are parties to an Employment Agreement with the Registrant (filed as Exhibit 10.7.2 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.8	Fabri-Centers of America, Inc. 1990 Employees Stock Option and Stock Appreciation Rights Plan, as amended (filed as Exhibit 10.8 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.9	Jo-Ann Stores, Inc. (formerly Fabri-Centers of America, Inc.) 1998 Incentive Compensation Plan as Amended (filed as Exhibit 10.9 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)

Exhibit No.	Description

10.10	Agreement dated October 30, 2003 among Jo-Ann Stores, Inc., Betty Rosskamm and Alma Zimmerman (Second Amended and Restated) (filed as Exhibit 10.10 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
10.11	Credit Agreement dated as of April 24, 2001 among the Registrant, as borrower, Fleet National Bank, as Issuing Bank, Fleet Retail Finance Inc., as Administrative Agent and Collateral Agent, Congress Financial Corporation, as Documentation Agent, GMAC Commercial Credit, LLC, National City Commercial Finance, Inc. and The CIT Group/ Business Credit, Inc. as Co-Agents and Fleet Securities Inc. as Arranger and Syndication Agent (filed as Exhibit 10.1 to the Registrant’s Form 10-Q filed with the Commission on June 19, 2001 and incorporated herein by reference)
10.12	Amendment No. 1 to Credit Agreement dated as of April 24, 2001 (filed as Exhibit 10.2 to the Registrant’s Form 10-Q filed with the Commission on June 19, 2001 and incorporated herein by reference)
10.13	Second Amendment to Credit Agreement dated as of March 17, 2003 by and among Jo-Ann Stores, Inc., as borrower, Fleet National Bank, as Issuing Bank, Fleet Retail Finance Inc., as Administrative Agent and Collateral Agent, Congress Financial Corporation, as Documentation Agent, GMAC Commercial Finance LLC, National City Commercial Finance, Inc. and The CIT Group/ Business Credit, Inc. as Co-Agents (filed as Exhibit 10.13 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
10.14	Third Amendment to Credit Agreement dated as of February 18, 2004 by and among Jo-Ann Stores, Inc., as borrower, Fleet National Bank, as Issuing Bank, Fleet Retail Group, Inc., as Administrative Agent and Collateral Agent, Congress Financial Corporation, as Documentation Agent, GMAC Commercial Finance LLC, National City Commercial Finance, Inc. and The CIT Group/ Business Credit, Inc. as Co-Agents (filed as Exhibit 10.14 to the Registrant’s Form 10-K filed with the Commission on April 15, 2004 and incorporated herein by reference)
10.15	Fourth Amendment to Credit Agreement dated April 16, 2004 by and among Jo-Ann Stores, Inc., as borrower, Fleet National Bank, as Issuing Bank, Fleet Retail Group, Inc., as Administrative Agent and Collateral Agent, Congress Financial Corporation, as Documentation Agent, GMAC Commercial Finance LLC, National City Commercial Finance, Inc. and The CIT Group/ Business Credit, Inc. as Co-Agents.*
10.16	Fabri-Centers of America, Inc. Executive Incentive Plan (filed as Exhibit 11 to the Registrant’s Form 10-K filed with the Commission on May 2, 2003 and incorporated herein by reference)
10.17	Fabri-Centers of America, Inc. 1996 Stock Option Plan for Non-Employee Directors (filed as Exhibit 10.11 to the Registrant’s Form 10-K filed with the Commission on May 4, 2001 and incorporated herein by reference)
12.1	Ratio of earnings to fixed charges*
21.1	List of Subsidiaries (filed as Exhibit 21 to the Registrant’s Form 10-K filed with the Commission on April 14, 2004 and incorporated herein by reference)
23.1	Consent of Thompson Hine LLP (contained in Exhibit 5.1)*
23.2	Consent of Ernst & Young LLP
24.1	Power of Attorney, dated May 24, 2004.*
25.1	Form T-1 Statement of Eligibility of Trustee
99.1	Letter of Transmittal
99.2	Notice of Guaranteed Delivery
99.3	Letter to Clients
99.4	Letter to Depository Trust Company Participants

*	Previously filed.